File No. 70-09477

              As filed with the Securities and Exchange Commission
                              on December 15, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
                         -------------------------------

                                 AMENDMENT NO. 5
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       -----------------------------------

         Dominion Resources, Inc.            Consolidated Natural Gas
         120 Tredegar Street                   Company
         Richmond, VA 23219                  CNG Tower, 625 Liberty Avenue
                                             Pittsburgh, PA 15222

                   (Name of company filing this statement and
                     address of principal executive offices)
                         ------------------------------

         None                                Consolidated Natural Gas
                                               Company

                     (Name of top registered holding company
                     parent of each applicant or declarant)
                          ----------------------------

         James F. Stutts                     Stephen E. Williams
         Vice President and                  Senior Vice President and
           General Counsel                    General Counsel
         Dominion Resources, Inc.            Consolidated Natural Gas
         120 Tredegar Street                  Company
         Richmond, VA 23219                  CNG Tower, 625 Liberty Avenue
                                             Pittsburgh, PA 15222

                     (Name and address of agent for service)
                         -------------------------------

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

                                                 Gary W. Wolf, Esq.
                                                 Kevin J. Burke, Esq.
                                                 Cahill Gordon & Reindel
                                                 80 Pine Street
                                                 New York, NY  10005

                             APPLICATION-DECLARATION
                                      UNDER
                         SECTIONS 9(a)(2), 10, 11 AND 13
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                   ACQUISITION OF REGISTERED HOLDING COMPANY,
                      RETENTION OF NON-UTILITY BUSINESSES,
                          FORMATION OF SERVICE COMPANY
                                       AND
                                 RELATED MATTERS

                                Table of Contents

                                                                           Page

Item 1.  Description of Proposed Transaction...................................1
         A.  Introduction......................................................1
             1.  General Request...............................................3
             2.  Overview of the Transaction...................................3
         B.  Description of the Parties to the Transaction.....................5
             1.  DRI and its Subsidiaries......................................5
                 a.  Virginia Power............................................6
                 b.  DEI.......................................................6
                 c.  DCI.......................................................7
             2.  CNG and its Subsidiaries......................................7
                 a.  The Distribution Companies:  VNG, Hope, Peoples and East
                     Ohio......................................................7
                 b.  CNG Transmission Corporation..............................8
                 c.  CNG Producing Company.....................................8
                 d.  CNG Retail Services Corporation and CNG Products and
                     Services, Inc.............................................8
                 e.  CNG International Corporation.............................8
         C.  Description of the Transaction....................................8
             1.  Background....................................................8
             2.  The Merger Agreement.........................................11
         D.  Management and Operations of DRI and CNG Following the Merger....13

Item 2.  Fees, Commissions and Expenses.......................................14

Item 3.  Applicable Statutory Provisions......................................14
         A.  Approval of the Merger...........................................15
             1.  Section 10(b)(1).............................................16
                 a.  Interlocking Relationships...............................16
                 b.  Concentration of Control.................................16
             2.  Section 10(b)(2).............................................19
                 a.  Fairness of Consideration................................20
                 b.  Reasonableness of Fees...................................20
             3.  Section 10(b)(3).............................................21
             4.  Section 10(c)(1).............................................23
                 a.  Section 8 Analysis.......................................23
                 b.  Section 11 Analysis......................................24
             5.  Section 10(c)(2).............................................38
             6.  Section 10(f)................................................39
         B.  Establishment of Service Company and Approval of Service
             Agreement........................................................39

Item 4.  Regulatory Approvals.................................................54

Item 5.  Procedure............................................................59

Item 6.  Exhibits and Financial Statements....................................60
         A.  Exhibits.........................................................60
         B.  Financial Statements.............................................63

Item 7.  Information as to Environmental Effects..............................64

                             APPLICATION-DECLARATION
                                      UNDER
                         SECTIONS 9(a)(2), 10, 11 AND 13
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                   ACQUISITION OF REGISTERED HOLDING COMPANY,
                      RETENTION OF NON-UTILITY BUSINESSES,
                          FORMATION OF SERVICE COMPANY
                                       AND
                                 RELATED MATTERS

     Dominion Resources, Inc. and Consolidated Natural Gas Company hereby amend and restate in its entirety their Application-Declaration in File No. 70-09477.

Item 1.   Description of Proposed Transaction.

     A.   Introduction.

     This Application-Declaration is submitted in connection with the proposed merger of Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "1935 Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the 1935 Act ("CNG"), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). After entering into an initial Agreement and Plan of Merger dated as of February 19, 1999, as amended and restated as of March 31, 1999, the Boards of Directors of DRI and CNG approved a revised structure for their merger following CNG's receipt of an unsolicited offer from a third party. The companies negotiated a revised merger agreement and entered into the revised merger agreement as of May 11, 1999. In this Application, any references to the Merger Agreement refer to the revised merger agreement entered as of May 11, 1999 unless otherwise noted.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger does not require Commission approval under the 1935 Act. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation (which is the preferred structure for the Second Merger) or (ii) with and into DRI in a transaction in which DRI will be the surviving corporation (the alternative structure for the Second Merger). The Second Merger is the transaction for which authority is sought hereunder. The First and the Second Merger are each conditioned on the other occurring. The First Merger and the Second Merger are herein together referred to as the "Merger" or the "Transaction". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI will register as a holding company pursuant to Section 5 of the 1935 Act.

     DRI and CNG have filed a concurrent application-declaration (File No. 70-09517) under the 1935 Act with the Commission with respect to authorization for financing arrangements in connection with the Merger and activities of the combined company after giving effect to the Merger and the registration of DRI as a holding company.

     DRI and CNG believe that their combination provides a unique opportunity for DRI, CNG and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in the majority of states in which DRI and CNG operate. The energy industry, including both the gas and electricity segments of the business, is evolving from an industry characterized by the presence of regulated natural monopolies confined in their operations to prescribed geographical service territories to a dynamic, competitive industry in which national and regional participants compete for the right to provide energy services to retail customers who increasingly have a choice in their energy supply needs. The result of these increasingly rapid changes wrought by both legislative and administrative initiatives as well as by demands of the marketplace, is a far reaching transformation of the US energy industry in which energy production, transportation/transmission and distribution are reorganizing along national and regional functional lines. The energy company of tomorrow will, if it seeks to be an effective competitor, of necessity need to be bigger and will need to be focused on the development and delivery of newly repackaged energy products and services designed to meet the changing demands of the marketplace.

     DRI and CNG believe that, in the restructured and competitive energy industry of tomorrow, the combined companies will be well-positioned to compete with other national and regional industry participants, a competitive position that neither DRI nor CNG, acting alone, would be able to achieve. The Merger will provide DRI and CNG with the ability to integrate their complementary lines of business: retail and wholesale natural gas and electricity sales, natural gas exploration and production, international operations and new electric generation. The Merger will also provide the combined companies with the lower risk profile inherent in geographic and product diversification. In short, the Merger will provide the combined companies with the operational and practical ability to compete for the right to provide energy services to their combined customer base of 4 million as well as, once the transition to retail competition has been fully established, 18 million additional electric customers and 12 million additional gas customers in states already served. Moreover, few job cuts are expected as a result of the Merger as there is not much redundancy between the two companies. A more fulsome description of the

Merger and its anticipated benefits is contained in the Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which is annexed as Exhibit C-1 hereto.

          1.   General Request.

     Pursuant to Sections 9(a)(2) and 10 of the 1935 Act, DRI and CNG hereby request authorization and approval of the Commission for DRI to acquire, through the Second Merger (including, indirectly, through CNG Acquisition or otherwise), all of the issued and outstanding common stock of CNG and, indirectly , all of the common stock of each of the four public utility subsidiaries of CNG; namely,
(i) Virginia Natural Gas, Inc., a Virginia corporation ("VNG"), (ii) Hope Gas, Inc., a West Virginia corporation ("Hope"), (iii) The Peoples Natural Gas Company, a Pennsylvania corporation ("Peoples") and (iv) The East Ohio Gas Company, an Ohio corporation ("East Ohio"). Following completion of the Merger, DRI will register as a holding company pursuant to Section 5 of the 1935 Act. DRI and CNG also hereby request Commission approval for (i) the retention by DRI of the existing businesses, investments and non-utility activities of DRI and CNG (ii) the designation of Dominion Resources Services, Inc., a Virginia corporation ("DRI Services"), as a subsidiary service company of DRI under
Section 13(b) of the 1935 Act and (iii) the Service Agreement and the other service arrangements described below to be entered into in accordance with
Section 13 of the Act and the rules promulgated thereunder.

          2.   Overview of the Transaction.

     Pursuant to the Merger Agreement, in the preferred structure for the Second Merger, DRI and CNG intend for CNG to be merged with and into CNG Acquisition with CNG Acquisition as the surviving company. This will result in all of CNG's current rights, obligations, duties and liabilities being assumed by CNG Acquisition as a matter of law. CNG Acquisition, as a wholly owned subsidiary of DRI and as the successor to CNG, will become a registered holding company under the 1935 Act. Alternatively, DRI and CNG may decide to merge CNG directly into DRI. In that case, DRI will be the surviving entity. Under either alternative transaction structure, the companies are sometimes referred to after the Merger as the combined company.

     In the Merger (which comprises both the First Merger and the Second Merger), shareholders of both DRI and CNG will have the option to elect to receive either cash or DRI common stock in return for each of their DRI or CNG shares, as the case may be, subject to allocation and also subject to certain limitations (discussed below) in order to ensure the desired tax treatment for the Second Merger. Shareholders of both DRI and CNG may elect to exchange some of their shares for cash and some for stock. Following the Merger, current DRI shareholders will own approximately 65% of the combined company and current CNG shareholders will own approximately 35% of the combined company. The aggregate purchase price to be paid by DRI for the outstanding shares of CNG's common stock is approximately $6.4 billion. As noted above, this amount will be paid in a combination of cash and DRI stock. The aggregate amount of financing required for DRI to pay the cash consideration to both DRI and CNG shareholders in connection with both the First Merger and the Second Merger is approximately $4.5 billion.

     As discussed in more detail below, the Merger will produce substantial benefits to the public interest and the interests of investors and consumers in the states in which the combined company will operate. The Merger will create a combined electric and natural gas system with the ability to compete effectively for the nearly four million retail customers in five states presently served by the combined company as well as by other retail customers in the region. The majority of the states in which the combined company will operate as well as adjacent states have adopted energy restructuring legislation. In the emerging competitive environment, DRI and CNG believe that their combination into a regional energy provider will enable them to:

     o give the combined company the scale, scope and skills necessary to be successful in the competitive energy marketplace, allowing the combined company to offer a broad line of energy products as the gas and electric industries continue to converge;

     o create a platform for growth in a region that is rapidly deregulating and is the source of approximately 40 percent of the nation's demand for energy, allowing the combined company to market its portfolio of energy products to a broad customer base;

     o establish a company with combined gas storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region; and

     o enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes and streamlined purchasing practices.

     The First Merger and the Second Merger each required approval by a majority of all shares of DRI common stock represented at a duly called meeting of DRI's shareholders at which a quorum was present and the Second Merger required approval by holders of a majority of all outstanding shares of CNG common stock. The vote of such shareholders was solicited pursuant to a Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which was authorized for mailing by the Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934, with respect to DRI, and under the 1935 Act, with respect to CNG. On June 30, 1999 the shareholders of DRI and CNG approved the Transaction by the required votes at duly called meetings of the respective companies. In addition, the Transaction requires (i) clearance by the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), (ii) approval of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA"), (iii) concurrence of the Nuclear Regulatory Commission ("NRC") under the Atomic Energy Act of 1954 ("AEA"), (iv) approval of the Federal Communications Commission ("FCC") under the Federal Communications Act of 1934 ("FCA"), and (v) approval and/or clearance of and/or review by the state regulatory commissions of the states of Virginia, North Carolina, West Virginia, Pennsylvania and Ohio. See Item 4 hereto for additional detail regarding these other regulatory approvals/clearances/ reviews. Apart from the approval of the Commission under the 1935 Act, the foregoing approvals are the only regulatory approvals required for the Transaction.

In order to permit timely consummation of the Transaction and the realization of the substantial opportunities the Transaction is expected to produce, DRI and CNG request that the Commission's review of this Application-Declaration commence and proceed as expeditiously as possible.

     B.   Description of the Parties to the Transaction.

          1.   DRI and its Subsidiaries.

     DRI, a diversified utility holding company, has its principal office at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000. DRI's common stock is listed on the New York Stock Exchange. DRI's principal subsidiary is Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. The primary service area of Virginia Power is in Virginia and northeastern North Carolina. DRI's other major subsidiaries are Dominion Energy, Inc. ("DEI"), an independent power and natural gas subsidiary, and Dominion Capital, Inc. ("DCI"), a diversified financial services company. DRI was incorporated in 1983 as a Virginia corporation. DRI and its subsidiaries had 11,033 full-time employees as of December 31, 1998. DRI is currently exempt from registration as a holding company under the 1935 Act. DRI also owns and operates a 365 Mw natural gas fired generating facility in the United Kingdom. Attached hereto as Exhibit E-4 is a corporate organization chart of DRI and its subsidiaries.

     At and as of September 30, 1999, DRI and its consolidated subsidiaries had total assets of $18.415 billion (based on the unaudited balance sheet of DRI and its consolidated subsidiaries as at such date). At and as of September 30, 1999, CNG and its consolidated subsidiaries had total assets of $6.379 billion (based on the unaudited balance sheet of CNG and its consolidated subsidiaries as at such date). On a pro forma basis after giving effect to the Merger and required accounting adjustments, DRI, as the parent of the combined consolidated DRI-CNG systems would have had total assets of $29.059 billion at September 30, 1999. Additional financial information the combined DRI-CNG system is discussed infra. Table A below sets for the unaudited pro forma combined net operating revenues and assets of DRI and certain of its subsidiary companies for the twelve months ended and as of September 30, 1999.

                                     Table A
                                  (in millions)



                                             Holding Co. Net
                    Virginia                 of Intercompany     Total DRI           CNG
                    Power     DEI    DCI     Eliminations        (as reported)   (as reported)
Net                 $2,802    $436   $423    $ --                   $3,660           $1,802
Operating
Revenues

Total Assets        11,855    2,724  3,589    247                   18,415            6,379


                           Pro Forma                 Pro Forma
                           Adjustments               Combined

Net Operating                 $ --                    $5,462
Revenues

Total Assets                    4,265                 29,059


               a.   Virginia Power.

     Virginia Power is a public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square-mile area in Virginia and northeastern North Carolina. Virginia Power operates nuclear, fossil fuel and hydroelectric generating units with an aggregate capability of 13,635Mw. It supplies energy at retail to approximately two million customers and sells electricity at wholesale to rural electric cooperatives, power marketers and certain municipalities. The term "Virginia Power" refers to the entirety of Virginia Electric and Power Company, including its Virginia and North Carolina operations and all of its subsidiaries. In Virginia it trades under the name "Virginia Power". The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population. In North Carolina it trades under the name "North Carolina Power" and serves retail customers located in the northeastern region of the state, excluding certain municipalities. Virginia Power also engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas, and is developing trading relationships beyond the geographic limits of its retail service territory. Virginia Power has three direct wholly owned subsidiaries: Virginia Power Fuel Corporation, which is engaged in acquiring raw materials for the fabrication of nuclear fuel to be used at the North Anna and Surry power stations; VPS Communications, Inc., which is engaged in providing telecommunications services using faber optic lines owned by Virginia Power and Virginia Power Services, Inc., which serves as a holding company for marketing and consulting businesses. Virginia Power Services, Inc. itself has three wholly owned subsidiaries: Virginia Power Services Energy Corp, which is engaged in fuel procurement for Virginia Power; Virginia Power Energy Marketing, Inc., an energy marketer and broker who acts as agent for Virginia Power and also provides services to third parties; and Virginia Power Nuclear Services Co., which is engaged in the nuclear consulting services business.

               b.   DEI.

     DEI is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves. DEI is involved in power projects in five states, Argentina, Bolivia, Belize and Peru. Domestic power projects include the Kincaid Power Station, a 1,108 Mw coal fired station in Central Illinois; a 600Mw gas-fired peaking facility in Central Illinois; two geothermal projects and one solar project in California;

three small hydroelectric projects in New York; a waste coal-fueled project in West Virginia and a waste wood- and coal-fueled project in Maine. International power projects include one hydroelectric and one gas-fired project in Argentina, two hydroelectric projects in Bolivia, a run-of-river hydroelectric project in Belize and two hydroelectric projects and six diesel oil-fueled projects in Peru. Dominion has recently announced the sale of its holdings in Belize and Peru to a subsidiary of Duke Energy Corporation. DEI is also involved in natural gas and oil development, exploration and production in Canada, the Appalachian Basin, the Michigan Basin, the Illinois Basin, the Black Warrior Basin, the Uinta Basin, the San Juan Basin and owns proven oil and natural gas reserves of approximately 1.2 trillion cubic feet of natural gas equivalent. Following consummation of the Merger, DRI will have approximately $1.39 billion invested in DEI.

               c.   DCI.

     DCI is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending business. Its principal subsidiaries are First Source Financial, LLP, First Dominion Capital LLC, Saxon Mortgage, Inc. and Stanton Associates, Inc. DCI also owns a 46 percent interest in Cambrian Capital LLP. First Source Financial provides cash-flow and asset-based financing to middle-market companies seeking to expand, recapitalize or undertake buyouts. First Dominion Capital is an integrated merchant banking and asset management business located in New York. Saxon Mortgage and its affiliates originate and securitize home equity and mortgage loans to individuals. Cambrian Capital provides financing to small and mid-sized independent oil and natural gas producers undertaking acquisitions, refinancings and expansions. Stanton Associates, Inc. engages in real estate investment and management.

          2.   CNG and its Subsidiaries.

     CNG is a Delaware corporation organized on July 21, 1942, and a public utility holding company registered under the 1935 Act. CNG's common stock is listed on the New York Stock Exchange. CNG is engaged solely in the business of owning and holding all of the outstanding equity securities of nineteen directly owned subsidiary companies. CNG and its subsidiaries are engaged in all phases of the natural gas business: distribution, transmission, storage and exploration and production. The company's principal subsidiaries are described below. Attached hereto as Exhibit E-5 is a corporate organization chart of CNG and its subsidiaries. As stated above and discussed in further detail below, at and as of September 30, 1999, CNG and its consolidated subsidiaries had total assets of $6.379 billion (based on the unaudited balance sheet of CNG and its consolidated subsidiaries as at such date).

               a.   The  Distribution  Companies:  VNG,  Hope,  Peoples and East
                    Ohio.

     VNG, Hope, Peoples and East Ohio are the four public utility subsidiaries of CNG. Principal cities served at retail are: Cleveland, Akron, Youngstown, Canton, Warren, Lima, Ashtabula and Marietta in Ohio; Pittsburgh (a portion), Altoona and Johnstown in Pennsylvania; Norfolk, Newport News, Virginia Beach, Chesapeake, Hampton and Williamsburg in Virginia;

and  Clarksburg  and  Parkersburg  in West  Virginia.  At December 31, 1998, CNG
served  at  retail  approximately  two  million   residential,   commercial  and
industrial gas sales and transportation customers.

               b.   CNG Transmission Corporation.

     CNG Transmission Corporation operates a regional interstate pipeline system and provides gas transportation and storage services to each of CNG's public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the Mid-Atlantic states and the Northeast. Through its wholly owned subsidiary, CNG Iroquois, Inc., CNG Transmission Corporation holds a 16 percent general partnership interest in the Iroquois Gas Transmission System, L.P., that owns and operates an interstate natural gas pipeline extending from the Canada-United States border near Iroquois, Ontario, to Long Island, New York. The Iroquois pipeline transports Canadian gas to utility and power generation customers in metropolitan New York and New England.

               c.   CNG Producing Company.

     CNG Producing Company is CNG's exploration and production subsidiary. Its activities are conducted primarily in the Gulf of Mexico, the southern and western United States, the Appalachian region, and in Canada.

               d.   CNG  Retail  Services   Corporation  and  CNG  Products  and
                    Services, Inc.

     CNG Retail Services Corporation was created in 1997 to market natural gas, electricity and related products and services to residential, commercial and small industrial customers. CNG Products and Services, Inc. also provides energy-related services to customers of CNG's local distribution subsidiaries and others.

               e.   CNG International Corporation.

     CNG International Corporation was formed by CNG in 1996 to invest in foreign energy activities. CNG International Corporation currently owns interests in natural gas pipeline companies in Australia, and gas and electric utility companies in Argentina.

     C.   Description of the Transaction.

          1.   Background.

     During late 1997 and early 1998, CNG reassessed its strategic plan in response to business changes caused by slower than expected unbundling of the gas and electric distribution businesses at the retail level and the company's decision to exit the wholesale energy business. Management then discussed and explored alternatives for increasing shareholder value with the CNG Board of Directors at its meetings throughout 1998.

     Throughout 1997 and the first half of 1998, DRI engaged in a number of acquisition transactions and considered a variety of strategic alternatives to enable it to compete and grow in the deregulating energy industry. Among the strategic alternatives DRI considered was the acquisition of regional gas or other electric utility companies. DRI's growth strategy and specific possible acquisition candidates were reviewed by the DRI Board of Directors at several meetings during this period. The DRI Board of Directors encouraged management to pursue a number of different strategic alternatives, including investigating the desirability of a transaction with CNG.

     A merger of DRI and CNG was announced on February 22, 1999. Following the announcement of a merger transaction between DRI and CNG in February 1999, CNG received an unsolicited offer from a third party. Thereafter, DRI and CNG negotiated and entered into the Merger Agreement. The revised merger transaction was announced on May 12, 1999. A more fulsome description of the Merger and its anticipated benefits is contained in the Joint Proxy and Registration statement on Form S-4 of DRI and CNG which is annexed as Exhibit C-1 hereto.

     The Merger of DRI and CNG will result in an integrated electric and natural gas company, serving nearly four million retail customers in five states. The companies believe the combined company will be well positioned to be successful in the increasingly competitive energy marketplace, in particular in the Northeast quadrant of the United States. The companies expect the Merger to enhance shareholder value more than either company could do on its own. The combined company should have three elements key to success in the competitive energy marketplace: size; geographic focus in strong regional markets; and efficient assets in the right locations.

     o    Increase in Scale, Scope and Skills

          The Merger will result in the combined company having pro forma 1998 assets of $28.0 billion as of March 31, 1999 and revenues of $8.8 billion for the year ended December 31, 1998. DRI and CNG believe that the combined company's increased size and scope will improve its opportunities for expansion, allowing the company to offer a broad line of energy products. The combination will expand and diversify DRI's core customer base from approximately two million retail customers in two states to four million retail customers in five states. The Merger aligns successful leaders with seasoned managers proven in the competitive marketplace.

          As a result, the combined company should have the scale, scope and skills to be successful in the competitive energy marketplace.

     o    Compatible Geographic Markets

          The Merger is consistent with DRI's previously announced strategy of growing in the Northeast quadrant of the U.S.--covering the Midwest, Mid-Atlantic and Northeast portions of the U.S. This region is referred to as MAIN-to-Maine. The first MAIN refers to the Mid-America Interconnected Network. It covers the states of Missouri, Illinois, Wisconsin,

     Michigan and Indiana. The reference to the State of Maine designates the northeast end of this region. Virginia and North Carolina represents the southern boundary of this region. This area is the source of approximately 40 percent of the nation's demand for energy.

          DRI and CNG believe that the Merger will give the combined company the platform it needs for growth in a region that is rapidly deregulating, allowing the company to market its portfolio of energy products to a broad customer base. In the states where the companies already have operations, there are an estimated 16 million power customers not currently serviced by Virginia Power. There are an estimated 8 million additional natural gas customers not currently served by CNG. Millions of prospective customers live in adjoining states. The companies intend to seek out these prospective customers.

          DRI has most of its electric power assets in several of the region's states and has gas reserves located within, or transportable to, the region. The Merger gives it a strong platform for growth, allowing it to more rapidly and effectively compete in the emerging electric retail competition markets in states where CNG currently has facilities. Pennsylvania and Ohio, especially, have strong policies encouraging new competition. For CNG, the Merger gives it a broader platform in Virginia and North Carolina, the primary service area of DRI's principal subsidiary, Virginia Power.

     o    Efficient and Well Located Assets

          DRI and CNG combined will have storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region.

          The combined company will have an energy portfolio of more than 20,000 megawatts of domestic power generation, 2.9 trillion cubic feet equivalent in natural gas and oil reserves producing nearly 300 billion cubic feet equivalent annually. It will operate a major interstate gas pipeline system and the largest natural gas storage system in North America with almost 900 Bcfe of storage. The combined company will rank as the eleventh largest independent oil and gas producer in the United States measured by reserves. The combined company will have more than 5,000 miles of electric transmission lines. These power lines are well located to transmit power from low-cost producers in the Southeast, including Virginia Power, into higher-cost markets in the Northeast and Midwest, including CNG's service territory. The combined company's assets are well positioned to serve the MAIN to Maine region.

          The companies believe a strategic advantage of the Merger is a better positioned exploration and production portfolio. After the Merger, the combined company will have a well balanced mix of offshore and onshore properties. This should reduce the risk profile of the exploration and production operations.

     Other Reasons For The Merger

     When the Merger is complete the companies expect the combined company will have the following primary businesses:

     o    retail natural gas and electricity sales;

     o    electric and gas distribution;

     o    wholesale natural gas and electricity sales;

     o    interstate gas transportation;

     o    natural gas exploration and production activities;

     o    electric generation; and

     o    international gas-related and exempt operations.

     The companies intend to integrate these complementary businesses, subject to applicable state and federal regulatory requirements. The complementary nature of these businesses will result in lower costs and in improved service. These businesses will not only serve existing retail and wholesale customers, but will reach out to new customers as a full service energy provider as deregulation proceeds. Applicants expect to achieve enhanced revenues and net income through increased efficiency in providing energy to customers, whether gas or electric.

     In addition, the Merger will enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and streamlined purchasing practices.

          2.   The Merger Agreement.

     Pursuant to the Merger Agreement, in the preferred structure for the Second Merger, DRI and CNG intend for CNG to be merged with and into CNG Acquisition, a wholly owned subsidiary of DRI, with CNG Acquisition as the surviving company. This will result in CNG Acquisition assuming all of the rights, duties, obligations and liabilities of CNG as a matter of law and pursuant to the Merger Agreement. CNG Acquisition will become a registered holding company following completion of the Merger as will DRI. Alternatively, DRI and CNG may decide to merge CNG directly into DRI. In that case, DRI will be the surviving entity and will register as a holding company pursuant to Section 5 of the 1935 Act.

     The Merger is structured as a two-step merger transaction. In the First Merger, SVP, a wholly owned subsidiary of DRI, will be merged with and into DRI with DRI being the surviving corporation. In the Second Merger, CNG will be merged with and into CNG Acquisition with CNG Acquisition being the surviving corporation. Alternatively, CNG will merge with and into DRI with DRI being the surviving corporation. DRI shareholders have approved both the First Merger and the Second Merger and CNG shareholders have approved the Second Merger.

     In the Merger, shareholders of both DRI and CNG will have the option to elect to receive either cash or DRI common stock in return for each of their DRI or CNG shares, as the case may be, subject to allocation and also subject to certain limitations (discussed below) in order to ensure the desired tax treatment for the Second Merger. Shareholders of both DRI and CNG may elect to exchange some of their shares for cash and some for stock. Following completion of the Merger, current DRI shareholders will own approximately 65% of the combined company and current CNG shareholders will own approximately 35% of the combined company.

     Treatment of DRI Shareholders. In exchange for each share of DRI common stock held, DRI shareholders will be given the option to receive either $43.00 in cash or one share of DRI common stock. In either case this option is subject to the limitation that the aggregate amount of cash to be distributed to DRI shareholders in the First Merger shall be equal to $1,251,055,526 (plus any cash paid for fractional shares). DRI has the right to increase this amount to $1,668,400,000 to more closely follow the actual elections of DRI shareholders as long as the increase in the cash consideration does not affect the desired tax treatment of the Second Merger. When completed, the First Merger will reduce DRI shares outstanding so that the Second Merger is less dilutive to earnings for DRI shares outstanding after the Merger.

     Treatment of CNG Shareholders. In exchange for each share of CNG common stock held, CNG shareholders will be given the option to receive either $66.60 in cash or shares of DRI common stock at an exchange ratio described below, plus cash equal to 1.52 multiplied by the excess, if any, of $43.816 over the Average Price (as defined below). In either case, this option is subject to proration so that 38,159,060 shares of CNG common stock (including any fractional shares exchanged for cash) will be converted into the right to receive cash in the Second Merger. However, DRI may reallocate the cash and shares of DRI common stock to be received by CNG shareholders to more closely follow the actual elections of the CNG shareholders as long as the reallocation does not affect the desired tax treatment of the Second Merger. The exchange ratio will be $66.60 divided by the Average Price if that price is greater than or equal to $43.816, and 1.52 if the average closing market price is less than $43.816. The exchange ratio will vary depending on the average market price of DRI common stock over a 20 consecutive day trading period ending on the tenth business day before the closing (the "Average Price").

     Allocations. As a result of the limitation described above and the tax allocation provisions described below, the amount of cash and stock received by shareholders may differ from their actual elections. If DRI common stock is over-subscribed by the shareholders of either company, a shareholder of that company who elected DRI common stock may receive part of his consideration in cash. If cash is over-subscribed by the shareholders of either company, a shareholder of that company who elected cash may receive part of his consideration in the form of DRI common stock. DRI is required to reduce the amount of cash delivered and increase the number of shares issued pursuant to the Second Merger to the extent necessary to maintain the desired tax treatment for the Second Merger.

     Fractional Shares. Shareholders who hold certificated shares will receive cash for any fractional share of DRI common stock received in the First Merger or the Second Merger, as the case may be, based upon the market value of DRI common stock on the date the First

Merger and the Second Merger are completed. However, any fractional shares held in certain of DRI's or CNG's stock plans may be retained as fractional shares.

     Closing Conditions. The Merger is subject to customary closing conditions, including receipt of necessary regulatory approvals, including approval of the Commission under the 1935 Act.

     Tax Consequences. Neither DRI nor CNG will recognize corporate level gain or loss as a result of the First Merger or the Second Merger. Additionally, neither shareholders of DRI nor shareholders of CNG will recognize gain or loss for shares of DRI common stock they receive in connection with the First Merger or the Second Merger, respectively. In general, however, CNG shareholders will recognize taxable gain for any cash they receive in the Second Merger and DRI shareholders will recognize taxable gain or loss, if any, for any cash they receive in the First Merger.

     Accounting Treatment. The First Merger will be treated as a reorganization with no changes in the recorded amount of DRI's assets and liabilities. The Second Merger will be accounted for under the purchase method of accounting.

     Miscellaneous. As part of their approval of the Merger, DRI shareholders approved an amendment to the DRI Articles of Incorporation to increase the authorized shares of common stock of DRI from 300,000,000 to 500,000,000. This amendment provides DRI with the shares it needs for issuance under the Merger Agreement and to maintain a reserve of shares for general corporate purposes. DRI common stock trades on the New York Stock Exchange under the symbol "D". DRI will obtain approval from the New York Stock Exchange for listing of additional shares of DRI common stock to be issued as a result of the Merger. If the Merger is completed, the CNG common stock will be delisted from the New York Stock Exchange.

     D.   Management and Operations of DRI and CNG Following the Merger.

     Following completion of the Merger, DRI will be the direct parent company to CNG Acquisition as the successor in interest to CNG or, if the Alternative Merger is implemented, the direct parent company to VNG, Hope, Peoples and East Ohio, and will register as a holding company under Section 5 of the 1935 Act. CNG Acquisition will be a registered holding company under the 1935 Act. Thos.
E. Capps will be the President and Chief Executive Officer of DRI after the Merger, and George A. Davidson, Jr. will serve as Chairman of the Board of Directors until his previously announced retirement on August 1, 2000, at which time Mr. Capps will reassume his position as Chairman. The Board of Directors of DRI will have 17 members, 10 of whom will be designated by DRI and 7 of whom will be designated by CNG. DRI will continue to use the name Dominion Resources and be headquartered in Richmond, Virginia. The combined company will continue to maintain a significant operating office in Pittsburgh, Pennsylvania.

Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of DRI under the Securities Act of 1933, and other related matters, are estimated as follows:

Fee, Commission or Expense                           Thousands

Commission filing fee relating to                    $2,710
Joint Proxy and Registration Statement
on Form S-4

Accountants' Fees                                     1,500

Legal Fees and Expenses                               5,500

Shareholder Communication, NYSE
Listing Fee and Proxy Solicitation                    2,205

Total Investment Bankers' Fees and Expenses          42,600
  Lehman Brothers Inc.
  Merrill Lynch & Co.
  Morgan Stanley & Co. Incorporated

Consulting Fees related to human resource
issues, public relations, regulatory support,
and other matters relating to the Transaction           485

Expenses relating to integrating the merged
company and miscellaneous                                *

                                                     =======

Total                                                $55,000

*        Estimated costs of integrating the
         merged companies have not been
         fully quantified.

Item 3.   Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed
Transaction:

Section of/Rule under      Transactions to which such Section or Rule is or
the 1935 Act                                may be applicable

Sections 8, 9(a)(2), 10 Acquisition by DRI or CNG Acquisition of common stock of CNG, VNG, Hope, Peoples and East Ohio

Section 11(b) Retention by DRI of the existing business, investments and non-utility activities of DRI and CNG

Section                    13 and Rules 80-92  Designation  of DRI Services as a
                           subsidiary   service  company  and  approval  of  the
                           Service Agreement and other service arrangements.

To the extent that other Sections of the 1935 Act or the Commission's Rules thereunder are deemed applicable to the Transaction, such Sections and Rules should be considered to be set forth in this Item 3.

     A.   Approval of the Merger.

          In pertinent part, Section 9(a) provides that:

               Unless the acquisition has been approved by the Commission  under section 10, it shall be unlawful... for any person... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph (11) of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.

For purposes of Section 9(a)(2), an "affiliate" of a specified company is any person that, directly or indirectly, owns, controls or holds with power to vote 5% or more of the voting securities of such specified company. The Merger requires approval of the Commission under Section 9(a)(2) of the 1935 Act because DRI (which already owns 100% of the common stock of Virginia Power, a "public utility company" within the meaning of Section 2(a)(5) of the 1935 Act) will, by virtue of the Merger, also acquire 100% of the outstanding common stock of each of VNG, Hope, Peoples and East Ohio, each of which is also a "public utility company" within the meaning of Section 2(a)(5) of the 1935 Act. The criteria the Commission must consider in evaluating any acquisition for which approval under Section 9(a)(2) is required are set forth in Section 10 of the 1935 Act. As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10. Thus,

     - The Transaction will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1))

     - The consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2))

     - The Transaction will not result in an unduly complicated capital structure for the DRI-CNG combined system and will not be detrimental to the public interest or the interest of investors or consumers or to the proper functioning of the DRI-CNG system (Section 10(b)(3))

     - The Transaction is not unlawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11 (Section 10(c)(1))

     - The Transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system (Section 10(c)(2))

     - The Transaction will be consummated in accordance with and will comply with all applicable state laws (Section 10(f))

          1.   Section 10(b)(1).

               a.   Interlocking Relationships.

     Section 10(b)(1) was primarily aimed at preventing business combinations unrelated to operational and economic synergies and was never intended to prohibit mergers that otherwise were sensible and permissible under the 1935 Act because, by its nature, any merger results in new links between theretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom., City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The Merger Agreement provides for the Board of Directors of DRI to comprise representatives from both the existing boards of DRI and CNG. This is necessary to integrate fully the two companies and will, therefore, be in the public interest and the interests of investors and consumers by facilitating the management of DRI-CNG as an integrated and economically efficient energy services company. In the context of ongoing industry restructuring, the forging of such relations is necessary to the creation and efficient management of an integrated energy services provider and, therefore, is not prohibited by Section 10(b)(1).

               b.   Concentration of Control.

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 SEC 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed". Vermont Yankee Nuclear Corp., 43

SEC 693, 700 (1968). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will result in a new registered holding company with the capability of offering integrated energy services to its combined customer base of 4 million in a competitive region that is, in fact, much larger.

     In evaluating the size of the combined enterprise, it is critical to recognize that several of the states in which the regulated subsidiaries of DRI and CNG operate and adjoining states are, through legislative or administrative action, allowing retail competition in the electric and gas industries. Transition to retail electric competition has already begun in Illinois, New Jersey and Pennsylvania and is slated to begin in Delaware later in 1999, in Maryland in 2000, and in Virginia in 2002. Ohio has retail competition legislation pending. Further, individual utilities are currently conducting retail choice programs in New York and Michigan. With respect to the gas industry, Georgia and New Jersey have passed legislation allowing gas utilities to offer retail supply choice to all their customers. Additionally, retail choice gas programs are ongoing in all or parts of New Jersey, Ohio, Pennsylvania, Maryland and Virginia.

     Efficiencies and Economies: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 SEC 1299, 1309. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone". See also Entergy Corporation, Holding Co. Act Release No. 25952 (December 17, 1993). In addition, the Division of Investment Management recommended in its 1995 Report on The Regulation of Public-Utility Holding Companies (the "1995 Report") that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with emphasis on whether the underlying transaction creates an entity subject to effective regulation and is beneficial for shareholders and consumers as opposed to focusing on rigid, mechanical tests. 1995 Report at 73-4.

     By virtue of the Transaction and, in particular, its convergence nature, DRI and CNG will be in a position to realize substantial opportunities to become an effective competitor in a rapidly deregulating and increasingly competitive energy market that neither, acting alone, would be in a position to achieve. The combination of DRI and CNG offers the same type of synergies and efficiencies that were sought and are now being realized by the applicants (both exempt and registered) in TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997); Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997); WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); and New Century Energies, Inc., Holding Co. Act Release No. No. 35-26748 (Aug. 1, 1997). Moreover, the retail operations of DRI-CNG will continue, as prior to the Merger, to be fully subject to the jurisdiction of state regulators in the states in which such operations are conducted. Thus, the Transaction, by virtue of the fact that DRI will register as a holding company upon completion of the Transaction, will in fact increase the regulation to which DRI and CNG are presently subject rather than provide a means for evading regulation.

     Size: The Merger will create the nation's fourth largest electric and natural gas utility, serving nearly 4 million retail customers in 5 states. The size of the combined company in relation to the sizes of all other companies in the U.S. is, however, no more than a reflection of the fragmentation which characterizes the U.S. utility industry today. This fragmentation is one of the principal reasons for the current trend towards consolidation as companies seek to become more competitive in the emerging deregulated marketplace for energy. In the energy marketplace of tomorrow, the region in which a company operates will comprise not only its historical service territory but also, at a minimum, the service territories of its neighbors and its neighbors' neighbors: if a company can compete for the retail customers of its neighbor, so can the company which is its neighbors' neighbor. Thus, for purposes of Section 10(b)(1), DRI and CNG have delineated the region in which they will operate to include: (i) the States in which the regulated utility subsidiaries of DRI and CNG presently operate (which includes Virginia, North Carolina, Ohio, Pennsylvania and West Virginia), plus (ii) all States in which any utility operates if such utility is part of an integrated electric utility system which has an actual electric interconnection with Virginia Power (which includes Maryland, Delaware, New Jersey, the District of Columbia, Indiana, Kentucky, Michigan, South Carolina and Tennessee in addition to the States in which the DRI/CNG Companies presently operate) (the "Neighboring States"), plus (iii) all States which are one wheel away from any of the Neighboring States (which adds Alabama, Georgia, Mississippi, Illinois and New York).

     DRI and CNG submit that their analytical delineation of the region in which the combined company will operate is sensible in an era of restructuring and competition in which DRI-CNG's neighbors are also its competitors (i.e., both DRI-CNG and its immediate neighbors will compete for each other's customers) and in which DRI-CNG's neighbors' neighbors are also competitors (i.e., both DRI-CNG and its neighbors' neighbors will compete for DRI-CNG's neighbors' customers).

     Within its competitive region the combined company will have (without giving effect to the contemplated divestiture of VNG discussed below in Item 4 of this Application-Declaration) approximately (i) 4 million retail electric and gas customers, or 3.47% of total retail customers in the region, (ii) $10,992,535,263 net utility plant, or 3.89% of total net utility plant in the region, (iii) $6,475,463,395 of gross utility revenues, or 4.42% of gross utility revenues in the region and (iv) $3,356,707,970 of net utility revenues, or 3.74% of total net utility revenues in the region. (Additional statistical analysis is contained in Exhibit E-3 annexed hereto.) The relative level of the DRI-CNG presence in their competitive region is not so large as to create an "excess of concentration and bigness" and, in fact, the statistical analysis reveals an intensely competitive market. There are 122 combination electric and gas utilities in the competitive region served by DRI-CNG.

     Competitive Effects: In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers". DRI and CNG have filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market and it is a condition to the consummation of the Merger that the applicable waiting periods under the HSR Act shall have expired or been terminated. Moreover, any anti-competitive effects of the Merger in Virginia have been addressed in the order of the Virginia State Corporation Commission (the "VSCC") requiring divestiture of VNG.

     In addition, the competitive impact of the Merger has been fully considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Merger. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit C-2, the Merger will not have an adverse effect on competition. With the exception of a small area in Virginia, the retail operations of DRI and CNG do not overlap. Moreover, as discussed above, the Virginia legislature has adopted legislation which will permit other energy providers to compete directly with Virginia Power for customers in Virginia commencing in 2002. Finally, in the past, the Commission has largely relied on, or "watchfully deferred" to the determination of these other regulators.1 In at least three recent cases, interveners have challenged the Commission's policy of watchful deference but without success.2 In both WPL Holdings, Inc. and New Century Energies, Inc., the Commission rejected interveners' claims that the resulting holding companies would be anti-competitive and declined to reconsider issues of size and market dominance that had been fully considered by and litigated before the FERC in addition to having been reviewed and cleared by federal antitrust regulators.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10(b)(1) and the Commission may justifiably rely on the FERC and the DOJ/FTC to review any other allegations that the Merger will result in anti-competitive effects.

          2.   Section 10(b)(2).

     Section 10(b)(2) requires the Commission to determine whether the consideration to be paid in connection with the combination of DRI and CNG, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

--------
     1 See City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358, 363 (D.C. Cir. 1992), citing Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989) ("we are not prepared to say that the Commission abdicates its duty in an exemption determination by deciding to rely, watchfully, on the course of state regulation").

     2 WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission (D.C. Cir. 1999), and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

               a.   Fairness of Consideration.

     For the reasons set forth below, the requirements of Section 10(b)(2) are satisfied in this Transaction.

     First, the consideration for the Second Merger is the product of extensive and vigorous arm's-length negotiations between DRI and CNG. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of DRI and CNG and reflect a renegotiation of the terms and consideration by DRI and CNG following receipt by CNG of an unsolicited proposal for an alternative business combination with a third party. See "Background of the Merger" of the Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which is attached hereto as Exhibit C-1. As recognized by the Commission in Ohio Power Co., 44 SEC 340, 346 (1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

     In addition, nationally recognized investment bankers for each of DRI and CNG have reviewed extensive information concerning the companies and have analyzed the merger consideration employing a variety of valuation methodologies, and have opined that the merger consideration is fair from a financial point of view, to DRI and to the holders of CNG common stock. The investment bankers opinions are attached as Exhibits to the Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which is attached hereto as Exhibit C-1 and are described in such Joint Proxy and Registration Statement. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. The Southern Company; SV Ventures, Inc., Holding Co. Act Release No. 245709 (February 12, 1988).

               b.   Reasonableness of Fees.

     DRI and CNG believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application-Declaration, DRI and CNG together expect to incur a combined total of approximately $55.5 million in fees, commissions and expenses in connection with the Merger. DRI and CNG believe that the estimated fees and expenses in this matter bear a fair relation to the value of their combined company and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on a price for CNG stock of $66.60, the Merger would be valued at approximately $6.381 billion. The total estimated fees and expenses of $55.5 million represent approximately .8698% of the value of the consideration to be paid to shareholders of CNG, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

          3.   Section 10(b)(3).

     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate the capital structure of the combined DRI-CNG system or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined DRI-CNG system.

     The economic benefits achievable through the combination of natural gas operations with electric power operations, such as those identified above in section I(C)(1), serve the public interest through enabling suppliers to satisfy the needs of consumers more efficiently. In Consolidated Natural Gas Co., Holding Co. Act Release No. 35-26512 (April 30, 1996), the Commission acknowledged the nature of the market energy suppliers must prepare to satisfy "fundamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services  . . . . It now  appears  that  the  restructuring  of the  electricity industry now underway will dramatically affect all United States energy markets as a result of growing interdependence of natural gas transmission and electric generation; and the interchangeability of different forms of energy, particularly gas and electricity". The Merger is designed to position Applicants to be responsive to these emerging market conditions and is therefore consistent with the public interest.

     The registration of both DRI and CNG Acquisition and, thereafter, their continued existence as registered holding companies in the same system is somewhat unusual but is not inappropriate for the facts of this situation and the benefits of implementing the structure contemplated by the Merger rather than the alternative structure for Merger are substantial and outweigh any undue interest in simplicity for its own sake. The Commission has equated the public interest with the interest in a financially sound U.S. utility industry. Certainly, realization of the tangible economic benefits of the Merger structure contributes to the financial stability of the DRI-CNG system and outweighs any historical preference for the alternative merger structure. Additionally, holders of DRI and CNG securities will not be disadvantaged by the preferred structure for the Merger. Holders of CNG debentures will be able to continue to look to exactly the same mix of companies for repayment of outstanding CNG securities as prior to the Merger. The interest of DRI and its security holders will likewise not be impaired as securities issued prior to the Merger would not have been issued on the basis that CNG was part of the DRI system and the interests of investors purchasing securities issued thereafter will be protected by the disclosure requirements under the other federal securities laws. Finally, consumer interests are likewise not impaired as no change is being made to the capital structures of any of the operating subsidiaries in the combined system and each such operating subsidiary will continue to be regulated by relevant regulators as prior to the Merger. The 1935 Act is not energy regulation per se. Rather, the statute is intended "simply to provide a mechanism to create conditions under which effective federal and state regulation will be possible".3

     Moreover, the incurrence of approximately $4.5 billion of short-term indebtedness by DRI in order to finance the cash consideration to be paid in connection with the Merger does not result in an unduly complicated capital structure for the resulting combined DRI-CNG system. Acquisition financing of the type proposed to be undertaken by DRI is expressly permitted by Section 7(c)(2)(A) of the 1935 Act. It can hardly be suggested that the issuance of securities by a registered holding company in compliance with Section 7 of the 1935 Act was intended by Congress to result in a capital structure of undue complexity as proscribed by Section 10(b)(3) of the 1935 Act. As discussed in detail in DRI's and CNG's Application-Declaration in File No. 70- 09517 (which is hereby incorporated by reference herein), following completion of the Merger, DRI, as the registered holding company parent of the combined DRI-CNG system proposes to refinance the short-term indebtedness incurred in connection with the Merger with the proceeds of asset sales and new equity, convertible and long-term debt securities. The refinancing is intended, within a reasonable time frame following completion of the Merger, to put in place a stronger capital structure for the combined DRI-CNG system which provides for the combined system with better financing resources and access to the capital markets.

                  In addition, as described in detail in DRI's and CNG's Application-Declaration in File No. 70-09517 with respect to system financing authority, both Virginia Power and the CNG system will be largely financed on a stand-alone basis and DRI has committed that each of Virginia Power and each of CNG's operating public utility subsidiaries will maintain at least 30% common equity in their respective capital structures (but in the case of VNG, only for so long as VNG remains part of the DRI-CNG system). DRI has also committed to maintain at least 30% common equity in its consolidated capital structure.4 These constraints, the constraints imposed by rating agencies and the capital markets generally as well as constraints imposed by state regulators will serve as limits on DRI's ability to issue securities on, in the words of Section 1(b) of the 1935 Act, "the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties" or on "the basis of paper profits from

--------
     3 S. Rep. No. 621, 74th Cong., 1st Sess 11 (1935).

     4 Appendix B hereto contains the unaudited pro forma combined consolidated balance sheet of DRI and its subsidiary companies showing the reported condition of DRI as at September 30, 1999 for the twelve month period then ended, the reported condition for CNG as at September 30, 1999 for the twelve month period then ended, the pro forma adjustments necessary to account for the Merger and the pro forma balance sheet for the combined company as at September 30, 1999 for the same period. Appendix C hereto illustrates that on a pro forma basis as at September 30, 1999, DRI would, after giving effect to the Merger have 33% common equity in its consolidated capital structure and that each public utility subsidiary of the combined company would have in excess of 30% common equity in its capital structure. The information contained in these Appendices is summarized in Table No. 1 above.

intercompany transactions, or in anticipation of excessive revenues from subsidiary public utility companies". In fact, the issuance of securities at the DRI level in support of the Merger shields Virginia Power.

     Table No. 1 below sets forth a summary of the historical capital structures of DRI and CNG as at September 30, 1999, and the pro forma consolidated capital structure of DRI, as the parent holding company of the combined DRI-CNG system, as at September 30, 1999.

                                   Table No. 1

                    DRI and CNG Historical Capital Structures
             (Dollar amounts in millions) (as reported) (unaudited)



                                    DRI          % of Total           CNG          % of Total
Common Equity                      $5,005          35.0%            $2,353            50.1%
Preferred Securities                  894           6.2%             -----             0.0%
Debt (inc. short term)              8,406          58.8%             2,344            49.9%

         Total:                   $14,305         100.0%            $4,697           100.0%



                  DRI Pro Forma Consolidated Capital Structure
                    (Dollar amounts in millions) (unaudited)

                                Amount           % of Total

Common Equity                   $7,608              33.0%
Preferred Securities               894               3.9%
Debt (inc1. short term)          8,406              63.1%

         Total:                $23,039             100.0%

          4.   Section 10(c)(1).

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

               a.   Section 8 Analysis.

     Section 8 prohibits a registered holding company from acquiring interests in an electric utility company and a gas utility company serving substantially the same territory in contravention of state law. The only state in which DRI and CNG have overlapping electric and gas service territories is Virginia. DRI's acquisition of CNG, which will result in DRI acquiring indirect control over VNG and bring both VNG and Virginia Power under the common control of DRI, is not prohibited by Virginia law.5 However, as described in greater detail in Item 4 below of this Application-Declaration, DRI and CNG have agreed with the VSCC that, within one year following completion of the Merger, they will divest their interest in VNG. Following such divestiture, the combined company will not have overlapping electric and gas service territories in any state. Thus, the Transaction does not present the Commission with any issues under Section 8 of the 1935 Act.

               b.   Section 11 Analysis.

     In pertinent part, Section 11(b)(1) of the 1935 Act provides:

     To require . . . that each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

--------
     5 In some cases, Virginia law prohibits a public service corporation from conducting more than one kind of public service business in the state. Specifically, ss. 13.1-620(D) of the Code of Virginia provides that "[n]o corporation shall be organized under this chapter for the purpose of conducting in this Commonwealth more than one kind of public service business except that the telephone and telegraph businesses or the water and sewer businesses may be combined, but this provision shall not limit the powers of domestic corporations existing on January 1, 1996". This provision would not be implicated by the Transaction, however, for several reasons. First, neither DRI nor CNG is a public service corporation, so their "combination", directly or indirectly would not implicate the statute. Second, the public service businesses of the two public service companies in question, Virginia Power and VNG, are not being combined, in that DRI and CNG are not proposing that these companies be merged. Third, if the statute could be construed to cover an indirect combination of public service businesses through common control over Virginia Power and VNG, both Virginia Power and VNG were domestic corporations existing on January 1, 1986 and are therefore grand-fathered under the statute. Thus, the Transaction as proposed neither violates Section 8 of the 1935 Act nor is prohibited by
Section 10(c)(2) of the 1935 Act.

                    (i)  Retention of Gas Utility System

     The Transaction raises a potential issue under Section 11 and Section 10(c)(1): Is the combination of DRI's electric business and CNG's gas business permissible under a registered holding company?

     The 1935 Act regulated gas utility operations of CNG will comprise a relatively small part of the combined companies overall operations (on a pro forma basis for 1998, retail gas operations comprised 18.8% of the combined company's net utility operating revenues), but are nonetheless critical to positioning the combined companies as a competitor in deregulating retail markets. In several recent decisions, the Commission has stated explicitly that the 1935 Act does not prohibit combination electric and gas registered holding companies. WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission (D.C. Cir. 1999), and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

     Historically, the Commission considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required a showing of loss of substantial economies before retention would be permitted. New England Electric System, 41 SEC 888 (1964). In its affirmation of that decision, the United States Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly rejected by the Commission in its most recent decisions under Sections 9(a) and 10 of the 1935 Act both with respect to exempt holding companies, TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997), and newly formed registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

     In these recent decisions, the Commission acknowledged that as a result of the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway (and which continues today and of which the Transaction is a prime example), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. WPL
Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1977); and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24,
1997). Importantly, the Courts have upheld the Commission's reinterpretation of the requirements of Section 10(c)(1) and Section 11 as they apply to combination electric and gas registered holding companies. Madison Gas and Electric Company
v. Securities and Exchange Commission (D.C. Cir. 1999). Thus, newer transactions, such as the Transaction, should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards and should not be evaluated against criteria that have been repudiated by recent Commission decisions.

     The instant Transaction is in accord with the foregoing recent Commission decisions approving combination electric and gas companies under a registered holding company and also is consistent with, and furthers the policy, of fostering the creation of competitive energy services companies as the energy industry continues its evolution towards a more competitive market. One issue remains, however. In two of the recent four cases approving combination companies, the resulting holding company obtained exemption from the registration requirements of the 1935 Act. There are numerous combination gas and electric exempt holding companies operating in the United States today. In the other two cases, in which registered holding companies were formed, the merger partners were already combination electric and gas companies and the Commission was addressing the question of whether additional systems could be retained rather than acquired. In the instant situation, DRI, an electric company, is acquiring CNG, a gas company, and, thus, the instant transaction is the first time the Commission is presented with the question of whether a newly formed registered holding company can acquire an additional system as part of the transaction in which it became a registered holding company.

     Applicants believe the Commission should approve the Transaction as a matter of policy and as a matter of fairness and can approve the Transaction as a matter of law. First, the Commission has already acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. In fact, there are 122 such combination electric and gas companies operating in the region in which the combined company will operate. The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents can make the difference between economic success and economic failure. WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission (D.C. Cir. 1999). In the instant situation, the lost economies that would follow from denial of approval for the Merger are substantial, both quantitatively and qualitatively. The companies have commissioned a lost economies study from The Reed Consulting Group, a copy of which is annexed hereto as Exhibit J-1 (the "Reed Study"), which measures the quantitative loss associated with the forced divestiture of CNG's retail gas operations from the other operations of the combined company.

     The Reed Study indicates that a divestiture of the four operating utilities of CNG into four separate stand-alone companies would result in increased operating expenses primarily due to higher labor and overhead costs for the four stand-alone companies.6 The total annual

--------
     6 The Reed Study is based on a number of assumptions, including the assumption that CNG's four regulated natural gas distribution businesses, East Ohio, Peoples, Hope and VNG will be divested as separate stand-alone local distribution companies. Once divested, these entities would operate as independent, publicly held, regulated companies. They would have all necessary management personnel, along with facilities, equipment, materials and supplies, etc. required to operate as stand-alone utilities. See the Reed Study attached as Exhibit J-1 for a discussion of the reasoning behind these assumptions.

impact of lost economies for all four companies is stated to be $61.3 million. Cumulative incremental staffing requirements include 700 full-time management and staff positions. While some of this staff could be drawn from CNG's existing subsidiary service company provider, the estimated total incremental labor costs are still expected to be $31.7 million annually. The estimated effects on each company are shown in Table No. 2 below.

                                   Table No. 2

                Annual Effects of Lost Economies on Shareholders
                                    ($000's)


                                            East Ohio Gas           Peoples               Virginia            Hope Gas Inc.
                                                                  Natural Gas           Natural Gas
Total Lost Economies                        $20,908,144           $15,715,120           $13,176,747            $11,540,096

Lost Economies as a
percent of
                  Total Revenues                 2.052%                5.190%                6.942%                11.509%
                    Net Revenues                 4.737%                8.500%               13.669%                21.384%
                  Total Expenses                 2.290%                6.579%                8.190%                12.721%
                Non-Gas Expenses                 6.231%               12.994%               19.525%                25.984%
                    Gross Income                 19.76%                24.58%                45.58%                120.80%
                      Net Income                 36.61%                43.37%               105.30%                252.52%

In absence of rate
relief
                Estimated return                5.1977%               7.1758%               1.7230%               -2.9188%
                    on rate base
                Estimated return                4.8723%               6.0761%               1.0591%               -2.5556%
                    on net plant


     In Table No. 2 above, lost economies represent the additional costs, excluding income taxes, for each subsidiary to operate as a stand-alone company. Total revenues reflect the gas operating revenues for each operating company as reported in CNG's Form U5S Annual Report for the 12 months ended December 31, 1998. Net Revenues refer to total revenues less purchased gas expenses. Total expenses include all purchased gas and gas withdrawn from storage, operation and maintenance expenses, depreciation, and taxes other than income taxes.

Non-gas expenses refer to total expenses less purchased gas expenses. Gross Income is the difference between Total Revenues and Total Expenses; it excludes income taxes. Net Income is equal to Gross Income less Income Taxes. Rate base refers to the market capitalization at December 31, 1998.

     From the customer perspective, divestiture of CNG's operating subsidiaries is also likely to be disadvantageous. The Reed Study states that it is a reasonable expectation that each company would be allowed to recover the increased costs of stand-alone operations, including related income taxes through a rate increase. In this case, the projected effect on the gas customers of each subsidiary is as follows:

                                   Table No. 3

                  Annual Effects of Lost Economies on Customers
                                    ($000's)


                                   East Ohio Gas              Peoples                Virginia             Hope Gas Inc.
                                                            Natural Gas             Natural Gas
Rate Revenue
          Pre-Spin-Off              $1,018,979               $302,806                $189,803                $100,271
         Post-Spin-Off              $1,080,697               $326,957                $221,631                $121,370
       Dollar Increase                 $61,718                $24,151                 $31,828                 $21,099
               Percent                  6.057%                 7.976%                 16.769%                 21.042%
              Increase



     The Reed Study concludes that the economies that CNG realizes from consolidated administration and management of its gas operations provide significant benefits to customers and shareholders. The centralized management provided by CNG allows the CNG operating subsidiaries to realize economies of scale in the procurement of equipment, gas supplies and various technical and administrative services. Spinning off CNG's gas distribution subsidiaries into stand-alone companies would likely result in substantial cost increases and significant earnings decreases absent regulatory rate relief. Without rate adjustments, the spin-off would have significant negative impacts on shareholders and make ownership of shares in the stand-alone operating companies unattractive.

     The rationale for the conclusion in the Reed Study relies on a number of analytical factors. These analytical factors are summarized as follows:

          The pass-through of the increased costs from divestiture would likely lead to significant rate increases with no corresponding increase in the level and quality of services received by the operating subsidiaries' customers. The estimated rate increases for each company range from 6 to 21 percent. These increases would make each stand-alone company less competitive at a time when competition in the energy industry is rapidly increasing due to state and federal restructuring efforts in both the electric and gas industries.

          The potential by-pass of local distribution systems by interstate pipelines or alternate fuels is a threat faced by the CNG operating subsidiaries. Peoples direct competition from other local distribution companies to provide distribution service in certain portions of its service territory in western Pennsylvania. Pennsylvania has also become one of the first states in the nation to deregulate electric generation and to allow retail customers to select their choice of electricity supplier. Unnecessarily higher costs will make it difficult for these stand-alone companies to compete against other fuels, pipeline bypass, and, in certain cases, other local operating companies.

          As a result of federal restructuring and refocus on competition in the gas industry, there is an increased interest in the unbundling of local distribution company services and allowing more customers to select alternative natural gas suppliers. Peoples and East Ohio have already expanded their natural gas transportation services available to retail customers. Pennsylvania passed legislation in June 1999 requiring all natural gas customers to have a choice in their natural gas supplier. The increases discussed here may make both bundled and unbundled services less competitive.

          Finally, in an era of rapid consolidation of electric and gas providers into large energy service companies, a regulated utility which either offers only one energy product or has a narrow geographic focus faces a competitive disadvantage to larger companies which offer a variety of products and services over a larger service area. In fact, for this reason, many smaller retail gas companies have been merged into larger, more diverse energy service companies during the last few years7. Such mergers allow local distribution companies to enhance revenues through cross-selling opportunities and market expansion and to take advantage of operating synergies created by corporate consolidation. Thus, in the case of an operating subsidiary spin-off, the CNG operating subsidiaries would likely be highly sought after merger partners. The operating companies' separation from CNG would arguably result in a need to be acquired by a larger or more diversified energy company in order to remain financially stable and competitive in the long-run. Thus, any mandated spin-off of the CNG operating subsidiaries would, in the short run, result in increased costs and, in the long run, likely result in the reacquisition of the CNG operating subsidiaries by a larger company in order to recapture the synergies lost in the original spin-off.

--------
     7 In the last six months, there have been a number of gas LDC mergers that demonstrate this pattern:

o    Wisconsin  Energy  Corp.'s  acquisition  of WICOR Inc.,  announced June 28,
     1999.
o Eastern Enterprises' acquisition of Colonial Gas, announced October 19, 1998, and Energy North, announced July 15, 1999.
o Energy East's acquisitions of Connecticut Energy Corp, announced April 23, 1999, CMP Group, announced June 15, 1999, and CTG Resources, announced June 30, 1999,
o Northeast Utilities reacquisition of Yankee Energy System, announced June 15, 1999.
o Indiana Energy Inc. and Sigcorp Inc.'s merger to form Vectren Corp, announced June 14, 1999.

     Second, the Commission has allowed exempt holding companies to acquire gas utilities and thereby to become combination companies, See TUC Holding Company, Holding Co. Act Release No. 35-2674 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997), and has allowed newly formed registered holding companies to retain their combination assets. See WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14,
1998) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997). In addition, as stated by the Commission in NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999), the Commission stated that
Section 11(b)(1) applies to exempt "holding companies" by analogy. If there is no basis for treating exempt holding companies and registered holding companies differently under Section 11(b)(1), then there is no rational policy basis for treating one group of registered holding companies differently from another group of registered holding companies.

     Finally, Section 10(c)(1) does not require that the Commission rigidly enforce Section 11(b)(1) without consideration of the lost economies that would result from divestiture of additional systems in considering acquisitions under
Section 9(a). As the Court of Appeals stated In Madison Gas and Electric Company
v. SEC (D.C. Cir. 1999):

          By its terms ..., section 10(c)(1) does not require that new acquisitions comply to the letter with section 11. In contrast to its strict incorporation of section 8 ..., with respect to section 11 section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [its] provisions. The Commission has consistently read this provision to import into section 10's regime not only the integration requirement of 11(b)(1)'s main clause but also the exception to the requirement in the ABC clauses.

In the instant situation, substantial economies would be lost by requiring the combined company to divest the retail gas operations of CNG. In addition, a substantial portion of the rationale for concluding the Merger is the convergence of the electric and gas markets as the utility industry evolves towards competition. DRI and CNG are seeking to create a convergence company that will be an effective competitor. Limiting either DRI or CNG to a single energy commodity would prevent each from realizing their combined competitive potential and is not required as a matter of law.

     The Commission has adopted a new model of regulation under the 1935 Act which permits convergence of energy services under a registered holding company and which promotes competition among energy providers. The Transaction is consistent with that policy. For all of the foregoing reasons, the Commission should hold that the combination of electric and gas operations under a newly formed registered holding company is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

                    (ii) Retention of Non-Utility Businesses.

     DRI is presently a holding company which is exempt from the registration requirements of the 1935 Act. As an exempt holding company, DRI has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a). DRI's diversification program has been very successful and has resulted in tangible benefits to DRI's shareholders. Most importantly, from the 1935 Act perspective, DRI's diversification program has been conducted in compliance with applicable state laws and regulations and in a manner designed to minimize any risk that any losses incurred as a result of diversification could be borne by Virginia Power. Virginia Power has made investments in discrete non-utility businesses with the express approval of the VSCC and subject to conditions and limitations imposed by the VSCC. Virginia Power supports the investment and financing needs of its subsidiaries as part of Virginia Power's stand-alone financing arrangements, except that one of Virginia Power's subsidiaries, Virginia Power Energy
Marketing, Inc., also receives credit support from DRI in the form of a $200 million guarantee in connection with gas hedging/purchasing. All of DRI's other diversified businesses are held by separate subsidiaries of DRI and are managed as independent stand-alone businesses receiving only minimal indirect credit support from DRI; i.e., DRI provides financial support to DEI and DCI which in turn support the operations of the DEI Companies and the DCI Companies, respectively. Thus, DRI's diversified activities are conducted in the manner approved by the Commission in National Utilities & Industries, 45 SEC 167
(1973), and Pacific Lighting Corporation, 45 SEC 152 (1973). Set forth below is a brief description of the non-utility businesses and activities engaged in by DRI subsidiaries. Reference is also made to Exhibit E-6 hereto, which contains additional information concerning individual non-utility subsidiaries of DRI, and Appendix A hereto, which provides additional information concerning the non-utility businesses of DRI and the legal rationale for their retention by DRI following registration of DRI as a holding company.

     DEI. DEI is a holding company and is a direct subsidiary of DRI. DEI has interests in various generation and small power production facilities in various states of the United States all of which are QFs or EWGs under the 1935 Act and, thus, are exempt under the 1935 Act. DEI also owns, through EWGs, interests in gas-fired, diesel-fueled and hydroelectric facilities in Argentina, Belize, Bolivia and Peru. Dominion has recently announced the sale of its holdings in Belize and Peru to a subsidiary of Duke Energy Corporation. DEI, through its subsidiaries, is also involved in the ownership, exploration and development of natural gas and oil reserves in Western Canada, the Appalachian Basin, the Uinta Basin the Black Warrior Basin, the onshore Gulf Coast region, the Illinois Basin, the Michigan Basin and the San Juan Basin. As of March 31, 1999, DEI had proven reserves of approximately 1.2 trillion cubic feet of natural gas equivalent. DEI, through its subsidiaries, is also involved in the wholesale aggregation, marketing and trading of natural gas and storage capacity positions, on behalf of DEI and third parties. DEI maintains its own credit facilities, with some limited support from DRI, through which it finances the activities of its subsidiaries. Certain subsidiaries of DEI also maintain their own credit facilities with varying degrees of support from DEI. All of these financing arrangements would have been permitted under Rule 52 had DRI been a registered holding company at the time the same were entered into, provided the underlying investment had been made in compliance with Section 9(a)(1) or Rule 58, as the case may be.

     DCI. DCI is a holding company and is a direct subsidiary of DRI. DCI, through its subsidiaries, is a diversified financial services company with its core operations being commercial finance, corporate finance and consumer finance. Commercial finance comprises senior secured loans, unsecured or subordinated debt or mezzanine investments, bridge loans and equity investments. Senior secured loans have a first priority lien on all assets which includes, but is not limited, to accounts receivable, inventory, real and personal property, equipment, trademarks, and copyrights. Corporate finance activities include underwriting and syndication of debt and equity instruments and debt and equity securities, managing assets for third parties and broker-dealer operations. Consumer finance comprises origination, purchase, securitization, and servicing of mortgages. Other operations include investments in real estate, a lease in a hydroelectric facility, venture capital and a portfolio of preferred and equity securities. DCI maintains its own credit facilities, with some support from DRI, through which it finances the activities of its subsidiaries. Certain subsidiaries of DCI also maintain their own credit facilities with varying degrees of support from DCI. All of these financing arrangements would have been permitted under Rule 52 had DRI been a registered holding company at the time the same were entered into, provided the underlying investment had been made in compliance with Section 9(a)(1) or Rule 58, as the case may be. DCI does not engage in transactions with other DRI system companies as part of DCI's business, although the DCI Companies do receive credit support from DRI. Except with respect to the transfer of the Vidalia Project to DEI discussed in Appendix A attached hereto, following consummation of the Merger, DCI will not engage in transactions with other DRI system companies except for the financing arrangements with DRI described in the Application-Declaration in File No. 70-9517 and the service company arrangements approved by the Commission described in this Application-Declaration.

     Virginia Power. Virginia Power through its Wholesale Power Group, is engaged in the wholesale marketing and trading of electricity and natural gas, on behalf of Virginia Power and third parties. Wholesale electricity and gas marketing and trading activities, whether done by Virginia Power or one of the DEI Companies, are regulated by the FERC in particular as to transactions with affiliates. Virginia Power and its subsidiaries and DEI Companies involved in these activities are required to comply with FERC approved codes of conduct.

     Set forth below is a description of the other businesses of DRI by general categories together with the basis including precedents on which the Commission should find such businesses retainable under the Act. Reference is made to Appendix A hereto, which supplements the analysis contained herein.

     Ownership of Qualifying Facilities and Exempt Wholesale Generators. DEI has interests in various generation and small power production facilities in various states in the United States all of which are QFs or EWGs under the 1935 Act and, thus, are exempt under the 1935 Act. DEI also owns through EWGs interests in gas-fired, diesel-fueled and hydroelectric facilities in Argentina, Belize, Bolivia and Peru. These facilities are also exempt under the 1935 Act as EWGs. Dominion has recently announced the sale of its holdings in Belize and Peru to a subsidiary of Duke Energy Corporation. As described in further detail on Exhibit E-6 hereto, QFs in which DEI has an interest include Caithness BLM Group LP, Caithness Navy II Group L.P., Luz Solar Partners Ltd., VII, LP, Rumford Cogeneration Company, Ltd., Morgantown Energy

Associates,  Middle Falls Limited  Partnership,  NYSD Limited  Partnership,  and
Sissonville Limited Partnership. EWGs in which DEI owns an interest include Dominion Elwood Services Company, Inc., Dominion Energy Services Company, Inc., Belize Electric Company Limited, Kincaid Generation, LLC, Elwood Energy, LLC, Empresa Electrica Corani, S.A., Central Termica Alto Valle, S.A., Dominion Management Argentina, S.A., Hidroelectrica Cerros Colorados and
EGENOR S.A.

     DRI owns, through various entities, Corby Power Limited, which in turn owns all interest in a natural gas-fired generating facility in the United Kingdom. Corby Power Limited has qualified as an EWG and, thus, is exempt under the 1935 Act.

     The ownership of a QF is specifically authorized under Section 713 of the Energy Policy Act of 1992 and Rule 58(b)(1) (viii) under the 1935 Act. The ownership of EWGs is permitted under Section 32 of the Act. The Commission has routinely permitted newly formed registered holding companies to retain their pre-existing interests in QFs and EWGs. Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997).

     Oil and Gas Exploration and Development. DEI, through its subsidiaries is a participant in oil and natural gas development programs in Canada, Louisiana, Michigan, New Mexico, Pennsylvania, Texas, Utah, New Mexico, Indiana, Kentucky, Virginia and West Virginia. DEI's oil and gas subsidiaries, which are described in further detail on Exhibit E-3 hereto, include Wolverine Reserves, LLC, Dominion Reserves-Indiana Inc., Dominion Reserves, Inc., Dominion Reserves-Utah, Inc., Wolverine Environmental Production, Inc., Dominion Energy Canada Ltd., Dominion Midwest Energy, Inc., Wolverine Gas and Oil Company, Inc., Dominion Appalachian Development Properties, LLC, Dominion Appalachian Development, Inc., Cypress Energy, Inc., Dominion Reserves Gulf Coast, Inc., Remington Energy, Ltd., Remington Energy Partnership, and DEI Canada Holding Co., Inc. Through its investment in Cambrian Capital Corporation, DCI holds net profits interests in certain oil and gas properties.

     The exploration of natural resources or the holding of rights to such resources are activities of the kind routinely permitted to be retained in prior Commission orders approving the mergers and creations of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14,
1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 35-23988 (January 13, 1986).

     Gas Activities. DEI owns interests in companies engaged in the transportation and processing of natural gas and in the manufacture and sale of equipment used in connection therewith. These subsidiaries, which are described in greater detail on Exhibit E-3 hereto, include Niton Hub Services Company, Dominion Gas Processing MI, Inc., Great Lakes Compression, Inc., Dominion Energy Canada Ltd., Daval Industries Inc., GTG Pipeline Corporation, Dominion Reserves-Indiana, Inc., Frederick HOF Limited Partnership, Wilderness Energy, L.C. and Wilderness Energy Services Limited Partnership. These companies engage in gas-related activities including operation of gas storage facilities, gas processing, ownership and operation of gas pipelines, gathering and gas compression.

     The ownership of such businesses is specifically authorized under Rule 58(b)(1)(ix), and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and creations of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) (gas pipeline, gas gathering, dehydration & compression facilities); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997) (gas pipelines, storage facilities).

     Energy Marketing and Brokering. DEI owns a number of subsidiaries engaged in the marketing and brokering of gas and electric energy. These companies, which are described in further detail on Exhibit E-6 hereto, include Elwood Marketing, LLC, Phoenix Dominion Energy LLC and Carthage Energy Services, Inc. Virginia Power is engaged in the marketing and brokering of gas and electric energy. In addition, Virginia Power owns two subsidiaries which are engaged in the marketing and brokering of gas. These companies, which are described in further detail on Exhibit E-3 hereto, include Virginia Power Energy Marketing, Inc. and Virginia Power Services Energy Corp.

     The ownership of businesses engaged in the brokering and marketing of energy commodities is specifically authorized under Rule 58(b)(1)(v), and retention of such businesses has routinely been permitted in prior Commission orders approving mergers and creations of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997). Moreover, Virginia Power's investment in subsidiaries engaged in energy marketing and trading has also been expressly approved by the VSCC.

     Telecommunications.    DRI,    through    Virginia    Power,    owns    VPS
Telecommunications, Inc., which is engaged in providing telecommunications services utilizing fiber optic line owned by Virginia Power. DRI, through DCI, also owns a 50% interest in Stonehouse Communications, L.L.C. and, through DCI's subsidiary, First Dominion Capital, LLC, owns a 10.6% interest in ConStar International, Inc., and a 19.5% non-voting interest in Protocol Communications. These entities are engaged in various telecommunications-related businesses as further described on Exhibit E-3 hereto. Prior to completion of the Merger, each DRI subsidiary involved in the telecommunications business will be qualified as an "exempt telecommunications company" under Section 34 of the 1935 Act. The ability of registered holding companies to acquire and retain interests in "exempt telecommunications companies" is expressly permitted under Section 34 and retention of such businesses has been routinely permitted in prior Commission orders approving mergers resulting in the creation of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997).

     Real Estate Activities. DCI owns a number of subsidiaries that are engaged in the business of holding, managing and developing real estate, primarily for investment purposes. DCI's investment real estate holding and related companies are primarily held through its subsidiaries, Dominion Lands, Inc., Dominion Land Management Company and Stanton Associates, and their respective direct and indirect subsidiaries. These entities are described in further detail on Exhibit E-6 hereto. DCI develops and manages real estate interests, specializing in acquisitions of large residential developments as well as commercial and other residential ventures. The Commission has allowed retention of real estate operations created by exempt holding companies before becoming registered even though such operations were not strictly related to utility operations. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); Ameren Corporation, Holding Co. Act Release No. 35-26809 (December 30, 1997); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997). The Commission has also authorized real estate investments where they benefitted utility operations. UNITIL Corp., Holding Co. Act Release No. 35-25524 (April 24, 1992), American Electric Power Co., Holding Co. Act Release No. 35-21898 (January 27, 1981).

     Energy Lending. DCI, through its subsidiary Dominion Venture Investments, Inc., owns a 46% interest in Cambrian Capital Corporation and a 45% interest in Cambrian Capital Partners L.P. These entities, together with their respective subsidiaries, Triassic Energy Corporation and Triassic Energy Partners, L.P., are engaged in providing financing to small and mid-sized independent oil and natural gas producers who are seeking to acquire or expand their property holdings or to refinance existing operations. As noted above, in "Oil and Gas Exploration and Development", the exploration of natural resources or the holding of rights to such resources are activities of the kind routinely permitted to be retained in prior Commission merger orders creating new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 35- 23988 (January 13, 1986). Because retention of ownership of independent oil and natural gas producers is routinely permitted, DCI should likewise be permitted to retain its businesses of providing financing to such entities.

     Debt and Equity Financing to Commercial Businesses and Consumers. As described in more detail above, DCI is a diversified financial services company whose activities include commercial, corporate and consumer finance. In connection with financing companies, DCI subsidiaries often acquire equity or non-voting equity interests and warrants in the companies they are financing as compensation for the related financing as well as, sometimes, on a stand-alone basis. Obtaining such types of equity interests is a recognized and customary practice for firms involved in similar lending businesses. DCI's primary subsidiaries in these areas include First Source Financial, LLP, First Dominion Capital, L.L.C. and Cambrian Capital L.P. These companies, together with DCI's other subsidiaries engaged in these activities, are described in further detail on Exhibit E-6 hereto.

     The Commission has permitted other exempt holding companies, upon becoming registered holding companies, to retain similar businesses in prior orders. E.g., Ameren

Corporation, Holding Co. Act Release No. 35-26809 (December 30, 1997) (venture capital fund, investment in national bank specializing in minority business development lending and residential mortgage lending); WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) (venture capital fund). While the size of DRI's investment and the degree of its active participation are admittedly greater than that of holding companies in prior Commission precedents, DRI's acquisition and ownership of such businesses are lawful under its current status as an exempt holding company and are larger because they have been successful investments. The growth of these subsidiaries which is attributable to the business success of the underlying businesses should not form the basis of a divestiture order. DRI has maintained these businesses in subsidiaries separate from its regulated utility affiliates, and will continue to do so. These subsidiaries do not engage in business with DRI's regulated utility affiliates. Accordingly, given the protections DRI has implemented and will continue to maintain in effect, together with the likelihood of substantial harm to DRI's investors should DRI be required to divest these businesses, DRI should be permitted to retain these businesses.

     Other Miscellaneous Investments. DRI, through DCI, also holds minority interests in a number of other businesses, none of which are public utilities for purposes of the 1935 Act. Many of these investments were obtained in the ordinary course in connection with DCI's commercial and corporate finance operations, and many are not voting securities. The aggregate amount of such investments made by DCI at March 31, 1999 was $176,000,000. Divestiture of these de minimis portfolio investments would provide no benefit to any protected interests under the 1935 Act, and would potentially cause harm to DRI's investors. Accordingly, DRI should be permitted to retain these interests.

     CNG. A full description of CNG's non-utility businesses is described above in this Item 1, Section B.2. No issues are raised under the 1935 Act with respect to the retention of these businesses by DRI as a registered holding company as each of such businesses was in fact acquired by a registered holding company in compliance with all applicable provisions of, and rules under, the 1935 Act.

     DRI hereby requests Commission authorization, following completion of the Merger and the registration of DRI as a holding company under Section 5 of the 1935 Act, to retain its interest in DEI and the other DEI Companies and to retain its indirect interest in the non- utility subsidiaries of Virginia Power and, through the Merger, to acquire and retain the interests of CNG in the non-utility businesses of CNG.

     DRI further requests that the Commission authorize DRI to retain its interest in DCI and the other DCI Companies for a period of not less than 3 years following completion of the Merger and the registration of DRI as a holding company under the 1935 Act and to reserve jurisdiction over the timing and terms of any future disposition or divestiture of DCI. DRI further requests that any order of the Commission under Section 11(b)(1) which requires DRI to divest DRI's interest in DCI satisfy the requirements of Section 1081 of the Internal Revenue Code to enable DRI to obtain the tax treatment provided for in said Section 1081. DRI has previously stated its intention to dispose of its interest in DCI, in part to obtain funds to repay indebtedness incurred to finance the cash component of the consideration to be paid to DRI and CNG shareholders in connection with the First Merger and the Second Merger, respectively. However, neither the nature nor the timing of such disposition has been determined and it would be to the detriment of DRI investors if DRI were to be obliged to divest its interest in DCI in an untimely or uneconomic manner.

     Pursuant to the last paragraph of Section 11(b)(1) of the 1935 Act, the "Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems". Section 9(a) of the 1935 Act was designed, among other things, to prevent the acquisition of businesses that would not meet the above test. In an effort to streamline its administration of the 1935 Act and to provide guidance to registered holding company systems, the Commission promulgated Rule 58 which provides an exemption from the provisions of Section 9(a)(1) for, in the case of registered electric systems, acquisitions of businesses of the types listed in subparagraph (b)(1) of the Rule provided that the aggregate investment by such holding company in such businesses does not exceed the greater of $50 million or 15% of consolidated capitalization.

     While historically the Commission generally took a narrow view of what business could be retained under the standards of Section 11(b), with the promulgation of Rule 58, the Commission signaled a less narrow approach to the issue. Similarly, in the recent numerous creations of registered holding companies as a result of mergers, the Commission has continued to view the retainability issue more broadly and has also recognized that it is appropriate to judge the issue of retainability differently when businesses were lawfully acquired prior to registration.8 In part the broader view of what is an appropriate other business to retain is justified on the possible harm to investors or consumers that could result from required divestiture, because the evils Congress addressed in 1935 relative to non-utility businesses in utility holding company systems no longer present the same potential for abuse as prior to 1935 for a variety of reasons including: much greater stock market discipline, stronger state regulatory supervision, much more rigorous accounting standards and controls, the role played by rating agencies in monitoring utility holding company systems and the changes in the whole utility industry which are broadening the types of services offered by utilities to their customers today versus what were offered only a few years ago. These reasons also support the use of Rule 58 and the continuing broadening of permitted acquisitions of other businesses outside of the Rule 58 safe harbor.

--------
     8 "[T]he Commission reaches this conclusion [as to retainability of non-utility businesses] in view of the fact that Applicants were not subject to the restrictions that Section 11(b)(1) and related precedent of the Commission place upon the nonutility activities of registered system companies". WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998). See also
Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997).

     The language of Section 11 quoted above gives the Commission the authority to go much beyond Rule 58 and the retentions allowed in the recent orders establishing new registered holding company systems indicate that the interpretation of such language is extremely broad. In the instant application, there is no issue to be decided relative to CNG since it is currently a registered holding company and therefore does not have any businesses that would be considered unretainable "other businesses" under Section 11 of the Act. With respect to DRI, in 1998, its franchised utility, Virginia Power, accounted for $4,285 million of revenues while its two other principal subsidiaries, DEI and DCI had revenues of $383 million and $409 million, respectively.

     In considering the non-utility businesses of DRI as described in this Application-Declaration, the Commission should start with those that fit within Rule 58, which constitute a majority of such businesses. Thereafter, the Commission, in line with the Staff's Recommendation in The Regulation of Public-Utility Holding Companies, June 1995, should consider as other businesses retainable under the Section 11 language, those businesses that do not fall strictly in one of the ten categories of investments set out in Rule 58 but are of the type permitted by the Commission in orders since Rule 58 was promulgated or are deemed to be energy related in the evolving concept of that term in a rapidly changing industry. Finally, consistent with the view taken by the Commission in recent merger approvals9 substantial weight should be given to the fact that the businesses were created or acquired prior to registration and therefore should be grand-fathered. To the extent that in any given case a DRI business is not deemed to fit within any of the foregoing categories, the Commission should defer consideration of the retainability of such business, and reserve jurisdiction as it did in CINergy Corp, Holding Co. Act Release No. 26146 (October 21, 1994).

          5.   Section 10(c)(2).

     Section 10(c)(2) requires the Commission to find that a proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. For all of the foregoing reasons, the Transaction meets the criteria of Section 10(c)(2). The Transaction will produce both quantitative and qualitative economies and efficiencies and will result in the creation of an economically integrated and efficient energy company consistent with modern notions of "integration".

     DRI and CNG have estimated the nominal dollar amount of savings due to cost reductions over the ten year period following closing of the Merger to be approximately $700 million. Approximately $450 million of these anticipated cost reduction synergies are anticipated to be derived from corporate and operations labor cost savings, corporate and administrative programs cost savings and non-fuel purchasing economies savings. The remaining approximately $250 million of anticipated cost reduction synergies are anticipated to be derived from E&P production cost savings and gas supply cost savings. Although some of the anticipated economies

--------
     9 WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998). See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997).

and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 SEC 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable". Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable saving).

     In addition, the Transaction will produce a number of non-quantifiable long-term strategic benefits. As discussed above, many of the states in which DRI and CNG operate as well as neighboring states have adopted retail competition legislation. As the Commission stated in New Century Energies, Inc,, Holding Co. Act Release No. 35-26748 (Aug. 1, 1997), "The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances... The gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together...competition is increasing." The creation of DRI as a competitive energy services provider introduces into the energy marketplace a viable and effective competitor.

          6.   Section 10(f).

     Section 10(f) prohibits the Commission from approving the Transaction unless the Commission is satisfied that the Transaction will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, the Transaction will be consummated in compliance with the laws of each of the states in which DRI and CNG have retail operations.

     B.   Establishment of Service Company and Approval of Service Agreement.

     DRI  believes  that the  combination  of two holding  company  systems with existing services arrangements can best be achieved over time, giving each system a chance to transition to new arrangements and providing the combined system with an opportunity to determine the most efficient manner of centralization based on experience. In addition, the combined system will, at least temporarily, operate under regulatory constraints previously imposed on DRI as an exempt holding company. As a result, DRI is currently requesting authorization from the Commission for approval of certain interim measures relating to service arrangements within the combined DRI-CNG system, discussed more fully below, to assist in this transition period. As noted below, DRI intends to establish an arrangement for the system-wide provision of services that conforms to traditional Commission precedent with respect to both the number of service companies within the combined DRI-CNG system and traditional pricing terms under the Commission's "at-cost" rules within a reasonable time after the consummation of the Merger.

     As an exempt holding company, DRI currently provides a number of services to its affiliates and subsidiaries. As a registered holding company, CNG has established Consolidated Natural Gas Service Company, Inc. ("CNG Services") as a service company pursuant to Section 13(b) of, and Rule 88 under, the 1935 Act. CNG Services is a wholly-owned subsidiary of CNG. It was formed as a subsidiary service company, pursuant to temporary authorization given CNG in Commission order dated March 8, 1962, Holding Co. Act Release No. 35-14592. CNG Services' authorization was made permanent by the Commission by order dated August 26, 1966, Holding Co. Act Release No. 35-15548. The basic form of service agreement, including exhibits thereto which described the services offered and methods of allocation of costs, was an exhibit to CNG's application-declaration seeking authority for CNG Services and made effective by the Commission. Several amendments to the service agreement exhibits have been approved by the Commission pursuant to "60 day letter proceedings" since 1966.

     As part of their business combination, DRI and CNG anticipate a rationalization and centralization of the combined company's service functions but have not yet completed their analysis of how best to accomplish this goal, a task that is not probably capable of being completed until after the two companies are in fact merged. Thus, in order to ensure the transition to a combined company proceeds smoothly and in compliance with applicable laws and regulations (as discussed below, the provision of intra-system services is also regulated by the Virginia, North Carolina, West Virginia and Pennsylvania state commissions), DRI and CNG propose, initially, to commence their combined operations with two subsidiary service companies and with additional support from other system companies as more fully described below.

     In that connection, prior to closing of the Merger, DRI will establish a new direct subsidiary service company, DRI Services, which will assume from DRI all of the service functions currently performed for affiliates by DRI and all current employees of DRI performing such functions will become employees of DRI Services. Upon closing of the Merger, DRI Services and the other DRI affiliates will enter into a new single systemwide Service Agreement with CNG, CNG Services and the other subsidiaries of CNG which is closely modeled after the current Service Agreement in effect for the CNG system (both as to the nature of the services provided and as to the cost allocation methodology therefor). Thus, initially the combined company will operate with two service companies and each DRI-CNG affiliate will have the opportunity to elect to purchase the services specified from the menu of options contained in the Service Agreement. The cost allocation formula will account for the possibility that two service company providers are available.

     In addition, for an initial period of time, DRI Services will subcontract for certain of the services that it will provide to system companies from Virginia Power. Historically, Virginia Power has provided a number of services to DRI system companies in compliance with and as required by orders of the VSCC. Unlike the contemplated transfer of employees and service functions from DRI to DRI Services which can be accomplished prior to closing of the Merger, it is neither possible nor practical for DRI to reallocate all of the necessary employees and resources of Virginia Power necessary to the provision of such services to DRI Services by such time. Therefore, DRI also requests authorization for Virginia Power and DRI Services to enter into the Virginia Power Support Agreement pursuant to which Virginia Power will continue to provide the same types of services that it has historically provided to DRI system companies to DRI Services which will in turn provide such services to system companies under the Service Agreement. The Virginia Power Support Agreement is closely modeled after the Service Agreement and uses the same cost allocation methodology. The Service Agreement and the Virginia Power Support Agreement will replace certain existing agreements between DRI system companies pursuant to which Virginia Power has historically provided services to DRI system companies. Finally, DRI is proposing an Ancillary Service Agreement pursuant to which individual system companies which are subject to VSCC jurisdiction can contract with other individual system companies for specific services. The Ancillary Service Agreement also contains a cost allocation methodology based on the methodology in the Service Agreement. Establishing the Virginia Power Support Agreement and the Ancillary Service Agreement as the contractual framework under which these services may be performed ensures DRI and CNG and their subsidiaries timely ability to access system resources for special situations in compliance with Commission rules and regulations as well as Virginia law and VSCC rules, regulations and orders which require, among other things, that the VSCC approve in advance all contracts between VSCC jurisdictional utilities and affiliates. The memorialization of these arrangements in writing will also facilitate regulatory review of the underlying transactions.

     The number of separate  service  company  providers  and service  contracts initially proposed for the combined DRI-CNG system is somewhat unusual for a registered system. It is, however, a practical and efficient interim means for DRI and CNG to implement their transition to a centralized and unified system in compliance with applicable law, including Virginia law which requires that the VSCC provide prior approval to any transaction involving affiliates of a VSCC jurisdictional utility, while still having the flexibility to run their business. DRI and CNG have already begun the process of analyzing their combined service needs and anticipate that immediately following completion of the Merger they will manage the provision of services to system companies in a centralized manner in order to avoid duplication of effort and to achieve the cost reduction efficiencies anticipated to be achieved from the Merger. Following completion of the Merger, DRI and CNG will also commence the transition to a single centralized service provider which will, in time, result in the performance of all routine service functions to system companies by a single system-wide service provider. DRI and CNG commit to effect this centralization by no later than March 31, 2001. As a corporate matter this result will ultimately be achieved by either the merger of DRI Services and CNG Services or the dissolution of one of such entities and the transfer to the surviving service company of the support functions which may initially be performed by Virginia Power under the Virginia Power Support Agreement. The sole anticipated exceptions to the centralization of the service functions described above and the timing within which centralization is expected to be achieved will be with respect to (i) customer accounting which will continue to be performed separately for electric and gas companies for a longer period of time due to the incompatibility of the existing systems and the need to develop a new system to replace the two existing systems and (ii) incidental and occasional services.

     Thus, DRI is currently requesting that the Commission authorize (i) the form of Service Agreement annexed as Exhibit K-1.1 hereto, (ii) the form of Virginia Power Support Agreement annexed as Exhibit K-1.2 hereto and (iii) the form of Ancillary Service Agreement annexed as Exhibit K-1.3 hereto, as bases for the relevant service providers to comply with Section 13 of the Act. DRI is also currently requesting authorization to maintain subsequent to the Merger DRI Services. Initially, DRI Services will issue 100 shares of common stock, no par value, all of which will be subscribed to by DRI at a price of $1 per share. Following the completion of DRI's analysis as to the best means for rationalizing and centralizing the provision of services within the system and on or before February 1, 2001, DRI will submit a revised Service Agreement to the Commission for a supplemental order approving such agreement. This revised Service Agreement will reflect the consolidation of most services in a single service provider, together with any requested amendments and modifications designed to reflect the efficiencies and administrative synergies developed during the interim period of rationalization. DRI has not yet determined whether, following such consolidation, it will be necessary to maintain either or both of the Virginia Power Support Agreement or the Ancillary Agreement. Any revisions to these two agreements will also be reflected in the subsequent request to be filed by DRI on or before February 1, 2001.

     The Service Agreement contemplates that the following services will be offered to system companies:

     1. Accounting. The Service Companies will offer advice and assistance to system companies in accounting matters, including the development of accounting practices, procedures and controls, the maintenance of the ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain accounts such as accounts payable, payroll, customer and cash management.

     2. Auditing. The Service Companies' internal auditing staff will offer to audit, periodically, the accounting records and other records maintained by system companies, coordinating their examination, where applicable, with that of independent public accountants. Such personnel will report on their examination and submit recommendations, as appropriate, on improving methods of internal control and accounting procedures.

     3. Legal and Regulatory. The Service Companies will offer advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including 1935 Act authorizations and compliance and regulatory matters under other Federal and State laws.

     4. Environmental Compliance. The Service Companies will provide consulting, cleanup and other service activities as required to ensure full compliance with applicable environmental statutes and regulations.

     5. Information Technology, Electronic Transmission and Computer Services. The Service Companies will offer to provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in system companies. The Service Companies will also develop, implement, and process those computerized applications for system companies that can be economically best accomplished on a centralized basis.

     6. Software Pooling. The Service Companies will offer to accept from system companies ownership of and rights to use, assign, license or sublicense all software owned, acquired or developed by or for system companies which system companies can and do transfer or assign to it. The Service Companies will preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; to license system companies, on a non-exclusive, no-charge or at-cost basis, to use all software which the relevant Service Companies has the right to sell, license or sublicense; and, at the relevant system companies' expense, to permit system companies to enhance any such software and to license others to use all such software and enhancements to the extent that the relevant Service Companies shall have the legal right to so permit.

     7. Employee Benefits/Pension Investment. The Service Companies will offer to provide central accounting for employee benefit and pension plans of system companies. The Service Companies will offer to advise and assist system companies in the administration of such plans and will offer to prepare and maintain records of employee and company accounts under the said plans, together with such statistical data and reports as are pertinent to the plans.

     8. Employee Relations. The Service Companies will offer to advise and assist system companies in the formulation and administration of employee relations policies and programs relating to the relevant system companies' labor relations, personnel administration, training, wage and salary administration and safety.

     9. Operations. The Service Companies will offer to advise and assist system companies in the study, planning, engineering and construction of energy plant facilities of each system company and of the System as a whole, and will advise, assist and manage the planning, engineering (including maps and records) and construction operations of system companies electing this service. The Service Companies will develop long-range operational programs for all the system companies and will advise and assist each system company in the coordination of such programs with the programs of the other system companies. The Service Companies may also offer to perform meter management for system companies.

     10. Executive and Administrative. The Service Companies will offer to advise and assist system companies in the solution of major problems and in the formulation and execution of the general plans and policies of system companies electing this service. The Service Companies will advise and assist system companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various Federal and State securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of system companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.

     11. Business & Operations Services. The Service Companies will offer to advise and assist system companies in all matters relating to operational capacity and the preparation and coordination of operating studies. The Service Companies will manage system companies' purchase, sale, movement, transfer and accounting of volumes to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms. The Service Companies will also compile and communicate information relevant to system operation. Additionally, the Service Companies will offer to perform general business and operations support services, including business, plant and facilities operation, maintenance and management, travel, aviation, fleet and mail services.

     12. Exploration and Development. The Service Companies will offer to advise and assist system companies in all geological and exploration matters including the acquisition and surrender of acreage, and the development of underground storage facilities.

     13. Risk Management. The Service Companies will offer to advise and assist system companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, in the settlement of insured claims and in providing risk prevention advice.

     14. Marketing. The Service Companies will offer to plan, formulate and implement marketing programs, as well as provide associated marketing services to assist system companies with improving customer satisfaction, load retention and shaping, growth of energy sales and deliveries, energy conservation and efficiency. The Service Companies will also offer to assist system companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets and will assist with community redevelopment and rehabilitation programs.

     15. Medical. The Service Companies will offer to direct and administer all medical and health activities of system companies, will provide systems of physical examination for employment and other purposes and will direct and administer programs for the prevention of sickness.

     16. Corporate Planning. The Service Companies will offer to advise and assist system companies in studying and planning in connection with operations, budgets, economic forecasts, capital expenditures and special projects.

     17. Purchasing. The Service Companies will offer to advise and assist system companies in the purchase of real and personal property, materials, supplies and services, will conduct purchase negotiations, prepare purchasing agreements and will administer programs of material control.

     18. Rates. The Service Companies will offer to advise and assist system companies in the analysis of their rate structure in the formulation of rate policies and in the negotiation of large contracts. The Service Companies will also offer to advise and assist system companies in proceedings before regulatory bodies involving the rates and operations of system companies and of other competitors where such rates and operations directly or indirectly affect system companies.

     19. Research. The Service Companies will offer to investigate and conduct research into problems relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. The Service Companies will keep abreast of and evaluate for system companies all research developments and programs of significance affecting system companies and the energy industry, will conduct research and development in promising areas and will advise and assist in the solution of technical problems arising out of system companies' operations.

     20. Tax. The Service Companies will offer to advise and assist system companies in the preparation of Federal and other tax returns, and will generally advise system companies as to any problems involving taxes including the provision of due diligence in connection with acquisitions.

     21. Corporate Secretary. The Service Companies will offer to provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; preparing and filing required annual and interim reports to shareholders and the SEC; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records.

     22. Investor Relations. The Service Companies will offer to provide fair and accurate analysis of DRI and its operating subsidiaries and its outlook within the financial community, enhancing DRI's position in the energy industry; balancing and diversifying shareholder investment in DRI through a wide range of activities; providing feedback to DRI and its operating subsidiaries regarding investor concerns, trading and ownerships; holding periodic analysts meetings; and providing various operating data as requested or required by investors.

     23. Customer Service. The Service Companies will provide services and systems dedicated to customer service, including billing, remittance, credit, collections, customer relations, call centers, energy conservation support and metering.

     24. Energy Marketing. The Service Companies will provide services and systems dedicated to energy marketing, including marketing and trading of gas and electric power, energy price risk management, and development of marketing and sales programs in physical and financial markets.

     25. Treasury/Finance. The Service Companies will provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; oversight of decommissioning trust funds and general financing activities.

     26. External Affairs. The Service Companies will provide services in support of corporate strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. The Service Companies will formulate and assist with public relations and communications programs and administration of corporate contribution and community affairs programs.

     The Virginia Power Support Agreement contemplates that Virginia Power may provide the following services to DRI Services:

     1. Accounting. Virginia Power will provide advice and assistance in accounting matters, including the development of accounting practices, procedures and controls, the maintenance of the general ledger and related systems, the preparation and analysis of financial statement reports, and the processing of certain accounts payable, payroll, customer and cash management transactions.

     2. Auditing. Virginia Power audit staff will periodically audit accounting records and other records and coordinate audit examinations where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control and accounting procedures.

     3. Legal and Regulatory. Virginia Power will provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance under Federal and State laws.

     4. Information Technology, Electronic Transmission and Computer Services. Virginia Power will assist with the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications. It will also provide computer resource/network availability, including enterprise telecommunications infrastructure, mainframe and distributed computing hardware, operating systems, business systems and applications, internet, intranet and mail environments, software licenses and maintenance agreements.

     5. Employee Benefits/Pension Investment. Virginia Power will advise and assist in the administration of employee benefit and pension plans and prepare and maintain records of employee and company accounts under the said plans, together with such statistical data and reports as are pertinent to the plans.

     6. Employee Relations. Virginia Power will advise and assist in the formulation and administration of employee relations policies and programs relating to labor relations, personnel administration, training, wage and salary administration and safety.

     7. Operations. Virginia Power will advise and assist in the study, planning, engineering and construction of energy plant facilities. Virginia Power will assist in the development of long-range operational programs and will offer management, consulting and advisory/technical services with respect to the physical operation of energy plant facilities and the purchase, sale and transfer of affiliated companies.

     8. Executive and Administrative. Virginia Power will advise and assist in the solution of major problems and in the formulation and execution of general plans and policies. Virginia Power will advise and assist as to operations, the issuance of securities, the preparation of filings arising out of or required by the various Federal and State securities, business, public utilities and corporation laws. Virginia Power will advise as to the selection of executive and administrative personnel, representation before regulatory bodies, proposals for capital expenditures, budgets, financings, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.

     9. Business and Operations Services. Virginia Power will advise and assist in all matters relating to operational capacity and the preparation and coordination of operating studies. Virginia Power will provide assistance with management of the purchase, sale, movement, transfer and accounting of volumes to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms. Virginia Power will compile and communicate information relevant to operations and will perform general business and operations support services, including travel services, fleet, mail, plant and facilities operation, maintenance and management.

     10. Exploration and Development. Virginia Power will advise and assist in geological and exploration matters including the acquisition and surrender of acreage and the development of underground storage facilities.

     11. Risk Management. Virginia Power will provide risk management services such as the securing of requisite insurance, the purchase and administration of property, casualty and marine insurance, the settlement of insured claims and the provision of risk prevention advice.

     12. Marketing. Virginia Power will assist in the planning, formulation and implementation of marketing programs, as well as provide associated marketing services to assist with improving customer satisfaction, load retention and shaping, growth of energy sales and deliveries, energy conservation and efficiency. Virginia Power will assist in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets and assist with community redevelopment and rehabilitation programs.

     13.  Budgeting  and  Planning.  Virginia  Power  will  advise and assist in
studying  and  planning  in  connection  with  operations,   budgets,   economic
forecasts, rate structures, capital expenditures and special projects.

     14. Purchasing. Virginia Power will advise and assist in the purchase of materials, supplies and services and the preparation and negotiation of purchasing agreements.

     15. Rates. Virginia Power will advise and assist in the analysis of rate structures, the formulation of rate policies and the negotiation of large contracts. Virginia Power will also provide consulting in connection with proceedings before regulatory bodies involving rates and operations.

     16. Research. Virginia Power will Investigate and conduct research into problems relating to production utilization, testing, manufacture, transmission, storage and distribution of energy. Virginia Power will evaluate and conduct research and development in promising areas and advise and assist in the solution of technical problems arising out of operations.

     17. Tax. Virginia Power will advise and assist in the preparation of separate and consolidated tax returns (Federal and State), interpretations of tax laws, administration of tax audits, payment of taxes and related matters.

     18. Environmental Compliance. Virginia Power will provide consulting and related services to ensure full compliance with applicable environmental statutes and regulations.

     19. Customer Service. Virginia Power will provide services and systems dedicated to customer service, including billing, remittance, credit, collections, customer relations, call centers, energy conservation support and metering.

     20. Energy Marketing. Virginia Power will provide services and systems dedicated to energy marketing, including marketing and trading of gas and electric power, energy price risk management, and development of marketing and sales programs in physical and financial markets.

     21. Treasury/Finance. Virginia Power will provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; oversight of decommissioning trust funds and general financing activities.

     22. Office Space and Equipment. Virginia Power will assist in the leasing of land, buildings, furnishings and equipment, including computer hardware and software and transportation equipment.

     23. External Affairs. Virginia Power will provide services in support of corporate strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Virginia Power will formulate and assist with public relations and communications programs and administration of corporate contribution and community affairs programs.

     Under the Ancillary Service Agreement in which the company receiving services (the "Receiving Company") and the company providing services (the "Providing Company") are either a direct or indirect subsidiary of DRI, the Providing Company may provide the following services:

     1. Accounting, Treasury and Finance. The Providing Company may provide advice and assistance to the Receiving Company in accounting, treasury and finance matters, including the development of accounting practices, procedures and controls (including the maintenance of the general ledger and related subsidiary systems), the preparation and analysis of financial reports, and the processing of certain accounts such as accounts payable, payroll, customer and cash management.

     2. Legal and Regulatory. The Providing Company may provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including 1935 Act authorizations and compliance and regulatory matters under other Federal and State laws.

     3. Information Technology, Electronic Transmission and Computer Services. The Providing Company may provide the organization and resources for the operation of an information technology function including the operation of a data processing facility and the management of a telecommunications network. The Providing Company may also develop, implement and process computerized applications for the Receiving Company.

     4. Software. The Providing Company may license the Receiving Company, on a non-exclusive, no-charge or at-cost basis, to use all software which Providing Company has the right to sell, license or sub-license; and, at the Receiving Company's expense, permit the Receiving Company to enhance any such software and license others to use all such software and enhancements to the extent that Providing Company shall have the legal right to so permit.

     5. Operations. The Providing Company may advise and assist the Receiving Company in the study, planning, engineering and construction of its energy plant facilities, advise and assist in matters related to gas control and advise, assist and manage the planning, engineering (including maps and records) and construction operations of the Receiving Company. The Providing Company may also develop long-range operational programs for the Receiving Company and advise and assist the Receiving Company in the coordination of such programs with the programs of the other DRI subsidiaries.

     6. Executive and Administrative. The Providing Company may advise and assist the Receiving Company in the solution of major problems and in the formulation and execution of the general plans and policies of the Receiving Company. The Providing Company may also advise and assist the Receiving Company as to operations, the issuance of securities, the preparation of filings arising out of or required by the various Federal and State securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of the Receiving Company before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.

     7. Business and Operations Services. The Providing Company may advise and assist the Receiving Company in all matters relating to operational capacity and the preparation and coordination of operating studies. The Providing Company may manage the Receiving Company's purchase, sale, movement, transfer and accounting of volumes to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms. The Providing Company may compile and communicate information relevant to system operation. The Providing Company may also perform general business and operations support services, including business, plant and facilities operation, maintenance and management, and travel, aviation, fleet and mail services.

     8. Exploration and Development. The Providing Company may advise and assist the Receiving Company in all geological and exploration matters including the acquisition and surrender of acreage and the development of underground storage facilities.

     9. Marketing. The Providing Company may plan, formulate and implement marketing programs (other than energy marketing), as well as provide associated marketing services to assist the Receiving Company with improving customer satisfaction, load retention and shaping, growth of energy sales and deliveries, energy conservation and efficiency. The Providing Company may assist the Receiving Company in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets and assist with community redevelopment and rehabilitation programs.

     10.  Corporate  Planning.  The Providing  Company may advise and assist the
Receiving Company in studying and planning in connection with operations, budgets, economic forecasts, capital expenditures and special projects.

     11. Purchasing. The Providing Company may advise and assist the Receiving Company in the purchase of materials, supplies and services, conduct purchase negotiations, prepare purchasing agreements and administer programs of material control.

     12. Rates. The Providing Company may advise and assist the Receiving Company in the analysis of its rate structure in the formulation of rate policies and in the negotiation of large contracts. The Providing Company may advise and assist the Receiving Company in proceedings before regulatory bodies involving the rates and operations of the Receiving Company and of other competitors where such rates and operations directly or indirectly affect the Receiving Company.

     13. Research. The Providing Company may investigate and conduct research into problems relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. The Providing Company may keep abreast of and evaluate for the Receiving Company all research developments and programs of significance affecting the Receiving Company and the energy industry, conduct research and development in promising areas and advise and assist in the solution of technical problems arising out of the Receiving Company's operations.

     14. Tax. The Providing Company may advise and assist the Receiving Company in the preparation of Federal and other tax returns, and generally advise the Receiving Company as to any problems involving taxes including the provision of due diligence in connection with acquisitions.

     15. Environmental Compliance. The Providing Company may provide consulting, cleanup, and other activities as required by Receiving Company to ensure full compliance with applicable environmental statutes and regulations.

     16. Customer Services. The Providing Company may provide services and systems dedicated to customer service, including billing, remittance, credit, collections, customer relations, call centers, energy conservation support and metering.

     17. Energy Marketing. The Providing Company may provide services and systems dedicated to energy marketing, including marketing and trading of gas and electric power, and energy price risk management and development of marketing and sales programs in physical and financial markets.

     18. External Affairs. The Providing Company may provide services in support of corporate strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. The Providing Company may formulate and assist with public relations and communications programs and administration of corporate contribution and community affairs programs.

     Following completion of the Merger, DRI anticipates that all services provided to system companies by affiliates will be provided in accordance with all applicable provisions of the 1935 Act and the rules and regulations of the Commission promulgated thereunder. However, as of the date of this Application-Declaration, Virginia Power has entered into a number of affiliate transactions with system companies in compliance with Virginia law and the express approval of the VSCC, which must approve all transactions between affiliates involving a jurisdictional Virginia utility. These existing arrangements are also in compliance with the requirements of state law in the states with jurisdiction over Virginia Power's operations. However, the stated pricing terms of these existing arrangements do not fully comply with the Commission's "at-cost" rules. The pricing of these affiliate transactions has been done in a manner consistent with a 1986 settlement order issued by the VSCC following a much publicized and controversial proceeding involving DRI and Virginia Power and are based on the standard that goods or services provided to Virginia Power are priced at the lower of cost or market whereas purchases of goods or services from Virginia Power are priced at the higher of cost or market. The Virginia rules are designed to insure that the regulated utility, Virginia Power, always benefits from any contract entered into with an affiliate. Following completion of the Merger, Virginia Power will not take any services from affiliates except in compliance with all applicable provisions of the 1935 Act and the rules and regulations of the Commission promulgated thereunder as well as all applicable provisions of state law which apply to Virginia Power. However, DRI does request a temporary three-month exemption from the "at-cost" rules to permit Virginia Power to continue to meet its obligations under certain existing contracts and arrangements in effect as of the date hereof and which have been approved by the VSCC, pending their intended replacement by the Service Agreement and the Virginia Power Support Agreement as soon as the same are approved or otherwise permitted by the VSCC and the North Carolina Utilities Commission (the "North Carolina Commission"), the West Virginia Public Service Commission (the "West Virginia Commission") and the Pennsylvania Utility Commission (the "Pennsylvania Commission"). DRI and CNG and their relevant affiliates have already filed applications for the approval of the Service Agreement, the Virginia Power Support Agreement and the Ancillary Service Agreement with the state commissions of Virginia, North Carolina, West Virginia and Pennsylvania and expect such approvals to be obtained within three months of the Closing of the Merger. In any event, DRI and CNG commit that no later than the end of the three-month period of temporary exemption from the "at-cost" rates herein requested, no DRI-CNG affiliate will take or provide any service from an affiliate in contravention of the Commission's rules under the Act applicable to such transaction.

     Specifically, DRI seeks to Commission approval to continue to meet its obligations under each of the following agreements and arrangements: (x) the Cost Allocation and Services Agreement dated July 1, 1986 between DRI and Virginia Power, (y) the Intercompany Transportation Agreement dated October 29, 1993 between DRI and Virginia Power and (z) arrangements with respect to Insurance Services and Employee Benefit Services provided by Virginia Power to DRI and DRI's unregulated subsidiaries. This temporary exemption is intended to function as a transitional measure as DRI moves from exempt holding company to registered holding company status.

     In further support of its request for a temporary exemption from the "at-cost" rules for service arrangements between Virginia Power and affiliates that are not "Exempt Non-Utility Affiliates", DRI notes that the Commission has, in a number of cases, granted exemptions to the "at-cost" rules in order to give effect to state regulatory commission orders or settlement agreements pursuant to Section 13(b)'s authorization to grant exceptions for transactions including "special or unusual circumstances".10 In particular, in the recent order issued to Entergy, the Commission granted authority for payment to regulated utilities for services rendered to nonregulated businesses at the fully allocated cost of the service plus 5%, as provided for in settlement agreements between Entergy and the Arkansas, Louisiana, Mississippi state commissions and the commission of the City of New Orleans. In its decision, the Commission stated that, while there was no evidence to suggest that fully allocated costs would not adequately reimburse the regulated utilities for the services they provide, it was appropriate to give substantial weight to the views of New Orleans, the Arkansas Commission, the Mississippi Commission and the Louisiana Commission in concluding the provisions of the settlement agreements will protect retail ratepayers. The Commission further stated that the grant of exemptive relief was consistent with its precedent under Section 13(b) insofar as the provisions of the settlement agreements were

--------
     10 See Entergy  Corporation,  Holding  Co. Act Release No.  27040 (June 22,
1999); Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999); Blackhawk Coal Co., Holding Co. Act Release No. 23834 (Sept. 20, 1985) and EUA Cogenex Corp., Holding Co. Act Release No. 26373 (Sept. 14, 1995).

the ancillary steps needed to implement a "carefully crafted settlement of a long and full-aired controversy". DRI's request for an exemption from the "at-cost" rules limited to the provision of services by Virginia Power to non-utility affiliates is, like the multi-state Entergy settlement, designed to give effect to existing arrangements which the VSCC has approved as consistent with the interest of ratepayers in a "fully aired" proceeding and is therefore consistent with existing precedent under the Act.11 Moreover, no purpose is served under the 1935 Act in requiring Virginia Power to perform such services at cost under the limited circumstances and for the limited duration herein requested, particularly in view of the companies' commitment to make whole any company for any excess payment made to Virginia Power during such three-month period and the companies' further commitment to abide by the Commission's rules in all respects by a date certain of no later than the end of such three-month period.

     DRI also requests an exemption from the "at cost" rules (i) to permit Virginia Power to continue to meet its obligations under existing arrangements which have been approved by the relevant state regulatory authorities to provide services to "Exempt Non-Utility Affiliates" in accordance with the terms of the 1986 settlement order and (ii) with respect to future service arrangements under which Virginia Power would provide services to "Exempt Non-Utility Affiliates" within the DRI-CNG system. The term "Exempt Non-Utility Affiliates" as used in the preceding clauses (i) and (ii) means (1) FUCOs and EWGs which do not derive any part of their income, directly or indirectly, from the generation and sale of electric energy within the United States, (2) EWGs which sell electricity at market-based rates that have been approved by the FERC or the relevant state public utility commission, provided that the purchaser is not an electric utility company affiliate of DRI, (3) QFs under PURPA which sell electricity exclusively at rates negotiated at arm's-length to one or more industrial or commercial customers purchasing electricity for their own use and not for resale or to an electric utility company which is not a DRI affiliate at the purchaser's "avoided costs" as determined under applicable regulation and (4) EWGs and QFs under PURPA which sell electricity at rates based upon cost of service, as approved by the FERC or any state utility commission having jurisdiction, provided that the purchaser is not an electric utility company affiliate of DRI (collectively, the "Exempt Non-Utility Affiliates"). This exemption request is consistent with a number of orders issued by the Commission.12

     Finally, DRI requests an exemption from the "at-cost" rules with respect to other service arrangements that might be entered into by Virginia Power with other non-utility affiliates of DRI which are not "Exempt Non-Utility Affiliates" and pursuant to which Virginia Power

--------
     11 In its 1995 Report on The Regulation of Public-Utility Holdings Companies, the Division of Investment Management specifically recommended that the SEC work with other regulators to satisfy concerns over affiliate transactions and respond flexibly and effectively in this area.

     12 See Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999); Ameren Corp, Holding Co. Act Release No. 27053 (July 23, 1999); Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997).

might provide services to such other non-utility affiliates; however, DRI requests that the Commission reserve jurisdiction over this request pending completion of the record.

Item 4.   Regulatory Approvals.

     Set forth below is a summary of the regulatory approvals that DRI and CNG have obtained or expect to obtain in connection with the Merger in addition to the approval of the Commission under the 1935 Act.

Antitrust Considerations

     Under the HSR Act, DRI and CNG cannot consummate the Second Merger until each has submitted certain information to the Antitrust Division of the DOJ and the FTC. Additionally, each company must satisfy specified HSR Act waiting period requirements. On November 5, 1999, the FTC accepted a proposed Consent Agreement with DRI and CNG. Such Consent Agreement was thereafter published for comment by the FTC for a period of 30 days. The public comment period expires on December 7, 1999, and thereafter the FTC will decide whether to issue a final approval of the Consent Agreement. A copy of the Consent Agreement is annexed hereto as Exhibit D.

AEA

     DRI holds various licenses issued by the NRC to own and operate the North Anna and Surry nuclear generating stations. Under the AEA and NRC regulations, nuclear licensees must seek and obtain prior NRC consent for any changes that would constitute a transfer of an NRC license, directly or indirectly, through transfer of control of the license to any person. DRI does not believe that the Merger will constitute a transfer of control of its NRC licenses or that the Merger will affect the basis for prior NRC decisions relating to its financial qualifications as an NRC licensee. By letter dated December 7, 1999, the NRC expressed concurrence with such belief.

FPA

     Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the FERC. Because CNG has subsidiary power marketers that are considered to be "public utilities" and to own "jurisdictional facilities" under the FPA, FERC's approval under Section 203 is required before DRI and CNG may consummate the Merger. Section 203 provides that FERC is required to grant its approval if the Second Merger is found to be "consistent with the public interest".

     FERC has stated in its 1996 Utility Merger Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria:

     o the effect of the merger on competition in wholesale electric power markets, utilizing an initial screening approach derived from the DOJ/FTC-Initial Merger Guidelines to determine if a merger will result in an increase in an applicant's market power;

     o the effect of the merger on the applicants' FERC jurisdictional ratepayers; and

     o the effect of the merger on state and federal regulation of the applicants.

     DRI's power-marketing affiliates are authorized by FERC to sell electric power at wholesale in interstate commerce at market-based rates. CNG's power marketing affiliates have similar authorizations from FERC. These authorizations, which were obtained under Section 205 of the FPA, were predicated in part on FERC's finding that the power-marketing affiliates of DRI and CNG lack market power over the generation and transfer of electric energy and, therefore, could not sell electric power at prices above competitive levels. As a condition of the power marketer authorizations, the power marketing affiliates of DRI and CNG are required to report any changes in status that could result in a change in the facts FERC relied upon in approving market-based rates. Pursuant to this requirement, the power-marketing affiliates of DRI and CNG will file notifications of a "change in status" with FERC. These notifications will inform FERC of the Merger Agreement and will advise FERC that the power-marketing affiliates of both DRI and CNG would not deal with one another except under specified certain circumstances during the pendency of the Second Merger.

     The FERC approved the Merger on November 10, 1999. A copy of the FERC Order is annexed hereto as Exhibit D-1.2. The related compliance filing by the parties is annexed hereto as Exhibit D-1.2.1. The necessary filings have been made with FERC to allow DRI and CNG power-marketing affiliates to continue to engage in wholesale power transactions at market-based rates.

VSCC

     DRI's wholly owned subsidiary, Virginia Power, and CNG's wholly-owned subsidiary, VNG, are subject to the jurisdiction of the VSCC. The VSCC must approve the acquisition of any Virginia public utility. The applicants must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired as a result of the acquisition. On September 17, 1999, the VSCC issued its order approving the merger.

     The order of the VSCC requires that Virginia Power/DRI and VNG/CNG advise the Commission of certain conditions contained in the VSCC order. Those conditions are as follows:

     Petitioners, Virginia Power and VNG13 shall have the following continuing obligations:

     (A) With respect to any contract that is subject to Section 12 or 13 of the [1935 Act]:

          (i) Neither Virginia Power, VNG, nor any other DRI affiliate subject to [VSCC] regulation, shall enter into such contract without first obtaining an order from [the VSCC] approving such action.

          (ii) Any such contract shall contain language providing that neither Virginia Power, VNG nor such affiliate shall have any obligation under such contract except to the extent [the VSCC] has approved such obligation.

     (B) Neither Virginia Power nor VNG shall transfer, or commit to transfer, to any affiliate or nonaffiliate, the control or ownership of any asset or portion thereof used for the generation, transmission, distribution or other provision of electric power and/or service or gas supply and/or service to customers in Virginia, without first obtaining all approvals from [the VSCC] that are required by state law.

The VSCC order also contains a condition to the effect that the VSCC must determine that "any orders of the [Commission] approving the Petitioners' [Virginia Power and VNG] merger application are not inconsistent with" the order of the VSCC. A copy of the VSCC order approving the merger is annexed hereto as Exhibit D-2.2.

North Carolina Commission

     Virginia Power is subject to the jurisdiction of the North Carolina Commission as it operates in North Carolina under the name North Carolina Power. The North Carolina Commission must approve any merger or combination affecting any public utility. On October 18, 1999, the North Carolina Commission issued its order approving the Merger. A copy of the order of the North Carolina Commission approving the Merger is annexed hereto as Exhibit D-3.2.

     The order of the North Carolina Commission requires that North Carolina Power/DRI advise the Commission of certain conditions and make certain requests of the Commission contained in the North Carolina Commission order. These conditions and requests are as follows:

--------
     13 All conditions will continue in force as to VNG only until such time as its divestiture from the Petitioners is completed, except as otherwise required by law.

     Petitioner, North Carolina Power shall have the following obligations:

(A) With respect to any transaction that is subject to Section 13 of the 1935 Act, the following procedures shall apply:

     (1) North Carolina Power shall not engage in any such transaction without first obtaining from the North Carolina Commission such authority as is required under North Carolina law in connection with the acceptance of the contract that memorializes such a transaction and the authorization of the payment of compensation or fees pursuant thereto. Proposed contracts must first be submitted to the Public Staff for informal review at least ten days before filing with the North Carolina Commission.

     (2)  Any such contract shall provide that North Carolina Power

          (a) may not make or incur a charge under any such contract except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Commission promulgated thereunder; and

          (b) may not seek to reflect in rates any cost incurred or revenue level earned under an agreement subject to the 1935 Act to the extent disallowed by the North Carolina Commission.

     (3) The Commission shall have found that such contract is not inconsistent with the Act except that no such finding by the Commission shall be required if no Commission approval of such contract is required under the Act.

     (4) Neither North Carolina Power, DRI, or any Affiliate thereof shall assert in any forum that the Act in any way preempts the North
          Carolina Commission from reviewing the reasonableness of any commitment entered into by North Carolina Power and from disallowing costs of or imputing revenues to North Carolina Power. Should any other entity so assert, North Carolina Power, DRI, or an Affiliate shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the North Carolina Commission and Public Staff regarding such assertion.

(B) DRI and CNG request the Commission to include the following language in any order issued approving DRI's acquisition of CNG:

     Approval of this application in no way precludes the North Carolina Commission from scrutinizing and disallowing charges incurred or made or allowing or imputing a different level of such charges when setting rates for services rendered to customers of Affiliate public utilities.

(C) With respect to the voluntary transfer by North Carolina Power to non-public Utility Operations, and Affiliate, and/or a non-Affiliate, of the control or ownership of any asset or portion thereof used for the transmission, distribution, generation or other provision of electric power and/or service to customers in North Carolina:

     (1) DRI and North Carolina Power shall not commit to or carry out such a transfer except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Commission promulgated thereunder; and

     (2) North Carolina Power may not reflect in rates the value of any such transfer subject to the Act except as allowed by the North Carolina Commission.

(D) DRI and CNG request that the Commission include the following in its approval order:

     The Commission further finds that its approval of this acquisition or future financing arrangements does not preclude the North Carolina Commission or other regulatory authority from setting rates based on the assumption of a capital structure, a corporate structure, debt costs or equity costs that varies from the structure(s) or cost(s) approved in the North Carolina Commission order.

The North Carolina Commission order also contains a condition that, in any filing with the Commission in connection with asset transfers involving North Carolina Power, approval of such application does not preclude the North Carolina Commission from scrutinizing and establishing the value of the asset transfer for purposes of determining the rates for services rendered to North Carolina Power's customers.

West Virginia Commission

     CNG's wholly owned subsidiary, Hope, is subject to the jurisdiction of the West Virginia Commission. No person or corporation may acquire either directly or indirectly a majority of the common stock of any public utility organized and doing business in West Virginia without the approval of the West Virginia Commission. The West Virginia Commission may approve such a transaction upon proper showing that the terms and conditions are reasonable, that neither party to it is given an undue advantage over the other, and that it does not adversely affect the public in West Virginia. The West Virginia Commission granted its approval on July 27, 1999. A copy of the order is annexed hereto as Exhibit D-4.2.

Pennsylvania Commission

     CNG's wholly owned subsidiary, Peoples, is subject to the jurisdiction of the Pennsylvania Commission. The issuance of a certificate of public convenience and necessity may be required. The Pennsylvania Commission has advised that it will assert jurisdiction to approve DRI's acquisition of CNG. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience, or safety of the public. This standard has been applied by the Pennsylvania Commission to require that the companies demonstrate that the transaction will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. The Pennsylvania Commission granted its approval on June 16, 1999. A copy of the order is annexed hereto as Exhibit D-5.2.

Ohio Commission

     CNG's wholly owned subsidiary, East Ohio, is subject to the jurisdiction of the Public Utilities Commission of the State of Ohio (the "Ohio Commission"). The Ohio Commission does not have statutory jurisdiction over the transaction, but is being provided any relevant information for its review and use in evaluating the impact of the transaction, if any, on retail customers in Ohio. Annexed hereto as Exhibit D-6 is a letter from the Ohio Commission dated September 2, 1999 stating that in light of agreements between the applicants and the Ohio Commission, the Ohio Commission "is satisfied that the merger will not adversely affect Ohio's interests".

Affiliate Contracts and Arrangements

     Following the Second Merger and registration of DRI as a holding company under the 1935 Act, DRI and CNG and their subsidiaries may need to enter into or amend agreements related to the provision by affiliates of the combined companies of various services, including management, supervisory, construction, engineering, accounting, legal, financial or similar services. The approval or non-opposition of certain federal and state regulatory commissions is required with respect to the creation or amendment of certain inter-affiliate agreements. DRI, CNG and their subsidiaries will file such agreements with the appropriate federal and state regulatory commissions and seek such regulatory approvals as may be required by applicable law.

Other Regulatory Matters

     DRI and its subsidiaries and CNG and its subsidiaries have obtained from various regulatory authorities certain franchises, permits and licenses which may need to be renewed, replaced or transferred in connection with the Merger, and approvals, consents or notifications may be required in connection with such renewals, replacements or transfers.

     Regulatory commissions in states where DRI's and CNG's utilities operate may intervene in the Federal regulatory proceedings. In addition, such regulatory commissions regulate the rates charged to utility customers within their jurisdictions. In approving rates, each state may take into account other affects of, including possible savings resulting from, the Merger.


Item 5.   Procedure.

     The Commission has issued and published the requisite notice under Rule 23 and the time specified for comment therein has lapsed. The Commission is respectfully requested to issue an order of the Commission granting and permitting this Application-Declaration to become effective as soon as practicable.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

     A.        Exhibits

     A-1 Articles of Incorporation of DRI as in effect on April 16, 1999. (Filed as Exhibit 3(i) to DRI's Form 10-Q for the quarter ended March 31, 1999, File No. 1-8489 and incorporated by reference herein)

     A-2 By-Laws of DRI as in effect on April 16, 1999. (Filed as Exhibit 3(ii) to DRI's Form 10-Q for the quarter ended March 31, 1999 and incorporated by reference herein)

     A-3 Restated Certificate of Incorporation of CNG. (Filed as Exhibit A-1 to Form U-1, File No. 70-7811 and incorporated by reference herein)

     A-3.1 Amendment, dated May 31, 1996, to Exhibit A-1. (Filed as Exhibit 4(B) to the Registration Statement on Form S-3, File No. 333-10869 and incorporated by reference herein)

     A-4 By-laws of CNG, last amended May 19, 1996. (Filed as Exhibit 3B to Form 2158 for the year ended December 31, 1998, File No. 1-3196 and incorporated by reference herein)

     A-5 Articles of Incorporation of DRI New Sub I, Inc.(Previously filed)

     A-6       Bylaws of DRI New Sub I, Inc.

     A-7 Certificate of Incorporation of DRI New Sub II, Inc. (Previously filed)

     A-8       Bylaws of DRI New Sub II, Inc.

     B-1 Amended and Restated Agreement and Plan of Merger, dated as of May 11, 1999 by and between DRI and CNG. (Included in Exhibit C-1 hereto)

     C-1 Registration Statement on Form S-4 of DRI for the shareholders meeting to be held in connection with the Merger. (Filed with the Commission on May 20, 1999, File No. 333-75669 and incorporated by reference herein)

     C-2 Joint Proxy Statement/Prospectus of DRI and CNG for the special meeting of shareholders to be held in connection with the Merger. (Included in Exhibit C-1)

     C-3 Application-Declaration on Form U-1 filed by DRI and CNG seeking certain financing authority. (File No. 70-09517 and incorporated by reference herein)

     D         Consent Agreement with FTC. (Filed in paper format on Form SE)

     D-1.1     Application to the FERC under the FPA. (Previously filed)

     D-1.2     Order of the FERC. (Filed in paper format on Form SE)

     D-1.2.1   Compliance  Filing with the FERC.  (Filed in paper format on Form
               SE)

     D-2.1     Submission to the Virginia Commission. (Previously filed)

     D-2.2     Order of the Virginia Commission. (Previously filed)

     D-2.2A    Amending Order of the Virginia Commission. (Previously filed)

     D-3.1     Submission to the North Carolina Commission. (Previously filed)

     D-3.1A Stipulation Agreement filed with the North Carolina Commission. (Previously filed)

     D-3.2 Order of the North Carolina Commission. (Filed in paper format on Form SE)

     D-4.1     Submission to the West Virginia Commission. (Previously filed)

     D-4.2     Order of the West Virginia Commission. (Previously filed)

     D-5.1     Submission to the Pennsylvania Commission. (Previously filed)

     D-5.2     Order of the Pennsylvania Commission. (Previously filed)

     D-6       Letter of the Ohio Commission. (Previously filed)

     E-1       Map of service territory of DRI. (Previously filed)

     E-2       Map of service territory of CNG. (Previously filed)

     E-3       Statistical   Analysis  of  companies  in  the  DRI-CNG   region.
               (Previously filed)

     E-4       DRI Corporate Organization Chart. (Previously filed)

     E-5       CNG Corporate Organization Chart. (Previously filed)

     E-6       Description of Non-Utility Subsidiaries. (Previously filed)

     F-1       Opinion of Counsel.

     F-2       Past tense opinion of counsel. (To be filed by amendment)

     G-1       Opinion of Lehman Brothers, Inc. (Included in Exhibit C-1)

     G-2 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated. (Included in Exhibit C-1)

     H-1 Annual Report of DRI on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 1, 1999, File No. 1-8489 and incorporated by reference herein)

     H-2 Annual Report of CNG on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 15, 1999, File No. 1-3196 and incorporated by reference herein)

     H-3 Quarterly Report on Form 10-Q of DRI for the quarter ended March 31, 1999. (Filed with the Commission on May 17, 1999, File No. 1-8489 and incorporated by reference herein)

     H-4 Quarterly Report on Form 10-Q of CNG for the quarter ended March 31, 1999. (Filed with the Commission on May 14, 1999, File No. 1-3196 and incorporated by reference herein)

     H-5 Quarterly Report on Form 10-Q of DRI for the quarter ended June 30, 1999. (Filed with the Commission on August, 1999, File No. 8489 and incorporated by reference herein)

     H-6 Quarterly Report on Form 10-Q of CNG for the quarter ended June 30, 1999. (Filed with the Commission on August, 1999 File No. 1-3196 and incorporated by reference herein)

     H-7 Form U-3A-2 of DRI for the year ended December 31, 1998. (Filed with the Commission on February 26, 1999, File No. 69-278 and incorporated by reference herein)

     I-1       Proposed Form of Notice. (Previously filed)

     J-1       Lost Economies Study. (Previously filed)

     K-1.1     Form of Service Agreement.

     K-1.2     Form of Virginia Power Support Agreement.

     K-1.3     Form of Ancillary Service Agreement.

     K-2.1 Cost Allocation and Services Agreement dated July 1, 1986 between DRI and Virginia Power. (Filed in paper format on Form SE)

     K-2.2 Intercompany Transportation Agreement dated October 23, 1993 between DRI and Virginia Power. (Filed in paper format on Form
               SE)

     K-2.3 Summary of Insurance Services Arrangements provided by Virginia Power. (Filed in paper format on Form SE)

     K-2.4 Summary of Employee Benefit Services Arrangements provided by Virginia Power. (Filed in paper format on Form SE)

     B.   Financial Statements

     FS-1 DRI Unaudited Pro Forma Condensed Consolidated Balance Sheet. (Included in Exhibit C-1)

     FS-2 DRI Unaudited Pro Forma Condensed Consolidated Statement of Income. (Included in Exhibit C-1)

     FS-3 Notes to DRI Unaudited Pro Forma Condensed Consolidated Financial Statements. (Included in Exhibit C-1)

     FS-4 DRI Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit H-1)

     FS-5 DRI Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit H-1)

     FS-6 CNG Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit H-2)

     FS-7 CNG Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit H-2)

Item 7.   Information as to Environmental Effects.

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the Commission's clearance and declaration of the effectiveness of the Joint Proxy and Registration Statement of DRI and CNG on Form S-4 pursuant to the Securities Exchange Act of 1934 and the other approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                     CONSOLIDATED NATURAL GAS COMPANY



By:  /s/James F. Stutts                      By:  /s/ Stephen E. Willams
  Name:  James F. Stutts                     Name:  Stephen E. Williams
  Title: Vice President and                  Title: Senior Vice President and
           General Counsel                            General Counsel

Date:  December 15, 1999                     Date:  December 15, 1999

                                                                     APPENDIX A

Dominion Resources, Inc.

     Dominion Resources, Inc. ("DRI") has three direct subsidiaries that are engaged in nonutility businesses: Dominion Capital, Inc. ("DCI"), Dominion Energy, Inc. ("DEI") and Dominion U.K. Holding, Inc. ("Dominion UK"). In addition, DRI's public utility subsidiary, Virginia Electric and Power Company ("Virginia Power") owns subsidiaries that are engaged in certain non-utility operations. Capitalized terms used herein and not otherwise defined shall have the meaning given in DRI's Application-Declaration on Form U-1 (File No. 70-09477).

     1.   DCI

     DCI is a direct subsidiary of DRI and is a holding company for a variety of non-utility businesses. DCI, through its subsidiaries, is a diversified financial services company with its core operations being commercial finance, corporate finance and consumer finance. Following the Merger, DCI and each of its subsidiaries will be divested by DRI (although the timing and terms of such divestiture remain uncertain) except that DRI will retain the owner-lessor interest held by DCI in a hydroelectric facility in Vidalia, Louisiana that is leased to Catalyst Old River Hydroelectric Limited Partnership. The Commission has routinely permitted registered holding companies to retain subsidiaries that own and lease properties to the holding company and/or its affiliates.1

     2.   DEI and Dominion UK - Exempt Wholesale Generators

     DEI is also a direct subsidiary of DRI and is a holding company for a variety of energy-related non-utility businesses. DEI has interests in generation facilities in various states of the United States which are Exempt Wholesale Generators ("EWGs") under the 1935 Act.2 The subsidiaries owned by DEI that are EWGs, or special purpose entities designed to facilitate and hold equity interests in EWGs, are: Dominion Elwood Services Company, Inc., Dominion Energy Services Company, Inc., Dominion Kincaid, Inc., Kincaid Generation, LLC., Dominion Cogen Inc., Dominion Elwood, Inc., Elwood Energy, LLC, Inversiones Dominion Bolivia S.A., Empresa Electrica Corani, S.A., Dominion Generating, S.A., A.V. Holding S.A., Dominion Energy Company, ULC, Patagonia Holding, S.A., Central Termica Alto Valle, S.A.,

--------
     1 UNITIL  Corp.,  Holding Co. Act  Release No.  35-25524  (Apr.  24,  1992)
(subsidiary that had acquired real estate to support the system's utility operations deemed to be retainable under the standards of Section 11(b)(1)).

     2 Section 32(a) of the 1935 Act defines "Exempt wholesale generator" as "any person determined by the Federal Energy Regulatory Commission to be engaged directly, or indirectly through one or more affiliates as defined in Section 2(a)(11)(B), and exclusively in the business of owning or operating, or both owning and operating all or part of one or more eligible facilities and selling electric energy at wholesale." Section 32(h)(1) thereinafter provides that "Section 11 of this Act shall not prohibit the ownership of an interest in the business of one or more exempt wholesale generators by a registered holding company (regardless of where facilities owned or operated by such exempt wholesale generators are located), and such ownership by a registered holding company shall be deemed consistent with the operation of an integrated public utility system."

Hidroelectrica Cerros Colorados, Dominion Management Argentina, S.A., DEI Cayman Holding Company, Dominion Energy Holding Cayman LDC, Dominion Energy Interamerican Holding LDC, DEI Holding Cayman Company Limited, DEI Interamerican Holding Company Limited, Inversiones Dominion Panama S.A., Dominion do Brasil Ltda. and DOMA. Furthermore, DRI's direct subsidiary Dominion UK owns all interest in an EWG in the United Kingdom, Corby Power Limited, through two special purpose subsidiaries, DR Corby Limited and East Midlands Electricity Generation (Corby) Limited. The ownership of such EWG's is consistent with the general principles of an integrated public utility system under Section 11 of the 1935 Act, and is expressly permitted under Section 32 of the 1935 Act. The Commission has routinely permitted newly formed registered holding companies to retain their pre-existing interests in EWGs.3 Dominion has recently completed the sale of its holdings in Belize and Peru to a subsidiary of Duke Energy Corporation.

     3.   DEI - Qualifying Facilities

     DEI also has interests in several small power production facilities in various states in the United States that are Qualifying Facilities ("QFs") under the 1935 Act and, thus, are exempt under the 1935 Act. The subsidiaries owned by DEI that are QFs, or special purpose entities designed to facilitate or hold equity interests in QFs, include: Caithness BLM Group LP, Caithness Navy II Group L.P., Luz Solar Partners Ltd., VII, LP, Rumford Cogeneration Company, Ltd., Dominion Cogen WV, Inc., Morgantown Energy Associates, Dominion Cogen NY, Inc. Middle Falls Limited Partnership, NYSD Limited Partnership and Sissonville Limited Partnership. The ownership of such QFs is consistent with the general principles of an integrated public utility system and is expressly permitted under Rule 58(b)(2)(viii) of the Act.4 The Commission has routinely permitted newly formed registered holding companies to retain their pre-existing interests in QFs.5

     4.   DEI - Oil and Gas Exploration and Development

     DEI, through its subsidiaries is a participant in oil and natural gas development programs in Canada, Louisiana, Michigan, New Mexico, Pennsylvania, Texas, Utah, New Mexico, Indiana, Kentucky, Virginia and West Virginia. DEI's subsidiaries that participate in, hold equity interests in or facilitate oil and gas development include: Great Lakes Energy Development, Inc., Wolverine Reserves, LLC, Dominion Reserves-Indiana, Inc., Dominion

--------
     3 Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1,
1997).

     4 Rule 58 under the 1935 Act permits a registered holding company to retain securities of an "energy-related company" if the aggregate investment in all such companies does not exceed "(i) $50 million; or (ii) 15 percent of the consolidated  capitalization  of such  registered  holding company . . . ." Rule
58(b)(viii) includes a "qualifying facility", as defined under the Public Utility Regulatory Policies Act of 1978, as an "energy-related company" for purposes of Rule 58.

     5 Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25,1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1,
1997).

Reserves, Inc., Dominion Reserves-Utah, Inc., Wolverine Environmental Production, Inc., Dominion Energy Canada Ltd., Dominion Midwest Energy, Inc., Dominion Appalachian Development Properties, LLC, Dominion Appalachian Development, Inc, Cypress Energy, Inc., Remington Energy, Ltd., Remington Holdings, Ltd., Remington Energy Partnership, Dominion Storage, Inc., Niton US, Inc. and DEI Canada Holding Company., Inc.. The exploration of natural resources or the holding of rights to such resources by these subsidiaries are activities of the kind routinely permitted to be retained in prior Commission orders approving the mergers and creations of new registered holding companies.6 Furthermore, companies that are organized to "engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas" are expressly exempt from all provisions of the 1935 Act under Rule 16(a)(2) thereof.

     5.   DEI - Gas Activities

     DEI owns interests in companies engaged in the transportation and processing of natural gas and in the manufacture and sale of equipment used in connection therewith. DEI's subsidiaries that engage in or facilitate gas activities include: Niton US, Inc. Niton Hub Services Company, Dominion Reserves, Dominion Gas Processing MI, Inc., Great Lakes Compression, Inc., Dominion Storage, Inc. DEI Canada Holding Company, Inc., Dominion Energy Canada Ltd., Daval Industries Inc., GTG Pipeline Corporation, Dominion Reserves - Indiana, Inc., Frederick HOF Limited Partnership, Wilderness Energy, L.C. and Wilderness Energy Services Limited Partnership. The ownership of such businesses is specifically authorized under Rule 58 (b)(1)(ix)7, and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and creations of new registered holding companies.8 The Applicants request that the Commission reserve jurisdiction over DRI's retention of those of its subsidiaries engaged in manufacturing equipment used in the natural gas business.

     6.   DEI and Virginia Power - Energy Marketing and Brokering

     DEI owns a number of subsidiaries engaged in the marketing and brokering of gas and electric energy. The entities owned by DEI that engage in, or hold interests in companies that engage in, such marketing and brokering activity are: Dominion Elwood Marketing, Inc., Elwood Marketing, LLC, Phoenix Dominion Energy LLC and Carthage Energy Services, Inc.. Furthermore, Virginia Power owns two subsidiaries which are engaged in the marketing and

--------
     6 WPL  Holdings,  Inc.,  Holding Co. Act Release  No.  35-26856  (April 14,
1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 35-23988 (January 13, 1986).

     7 Rule 58(b)(1)(ix) also includes in the definition of a retainable "energy-related company" a company that derives substantially all its revenues from "the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities."

     8 WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) (gas pipeline, gas gathering, dehydration and compression facilities); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997) (gas pipelines, storage facilities).

brokering of gas, Virginia Power Energy Marketing, Inc. and Virginia Power Services Energy Corp.. The ownership of energy marketing and brokering business such as those owned by DEI and Virginia Power is specifically authorized under Rule 58(b)(1)(v), and retention of such businesses has routinely been permitted in prior Commission orders approving mergers and creations of new registered holding companies.9 The VSCC has also approved Virginia Power's investment in Virginia Power Energy Marketing, Inc. and Virginia Power Services Energy Corp.

     7.   Virginia Power - Telecommunications

     DRI, through Virginia Power, owns VPS Telecommunications, which is engaged in providing telecommunications services utilizing fiber optic line owned by Virginia Power. Prior to completion of the Merger, VPS Telecommunications will qualify as an "exempt telecommunications company" under Section 34 of the 1935 Act. Registered holding companies are expressly permitted to acquire and retain interests in "exempt telecommunications companies" under Section 34 of the 1935 Act. Furthermore, retention of such telecommunications companies has routinely been permitted in prior Commission orders approving mergers resulting in the creation of new registered holding companies.10


--------
     9 WPL  Holdings,  Inc.,  Holding Co. Act Release  No.  35-26856  (April 14,
1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35- 26748 (August 1,
1997).

     10 WPL  Holdings,  Inc.,  Holding Co. Act Release No.  35-26856  (April 14,
1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35- 26748 (August 1,
1997).

                                                                      APPENDIX B

                                          DOMINION RESOURCES, INC. AND SUBSIDIARY COMPANIES
                                       UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                         September 30, 1999
                                                            (in millions)


                                                         DR                    CNG              Pro Forma             Pro Forma
                                                   (As Reported)          (As Reported)        Adjustments            Combined
                                                 ------------------    --------------------   ---------------      ----------------

                    ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                $357                    $114                                     471
     Accounts receivable, net                                1,095                     348                                   1,443
     Materials and supplies
         Plant and general                                     146                      26                                     172
         Fossil fuel                                           104                                                             104
         Gas stored                                                                    138                                     138
     Mortgage loans in warehouse                               313                                                             313
     Commodity contract assets                                 352                                                             352
     Other                                                     262                     318                 0                   580
                                                 ------------------    --------------------   ---------------      ----------------
                                                             2,629                     944                 -                 3,573
                                                 ------------------    --------------------   ---------------      ----------------

INVESTMENTS
     Loans receivable, net                                   1,999                                                           1,999
     Other investments                                       2,155                     349                                   2,504
                                                 ------------------    --------------------   ---------------      ----------------
                                                             4,154                     349                 -                 4,503
                                                 ------------------    --------------------   ---------------      ----------------

PROPERTY, PLANT AND EQUIPMENT
                                                 ------------------    --------------------   ---------------      ----------------
    Net utility and other plant                             10,086                   3,075                 -                13,160
                                                 ------------------    --------------------   ---------------      ----------------
    Net exploration and production properties                  924                   1,491               600  (D2)           3,015
                                                 ------------------    --------------------   ---------------      ----------------
    Acquisition adjustment                                                                             3,665  (D1)           3,665
                                                 ------------------    --------------------   ---------------      ----------------
                                                            11,010                   4,566             4,265                19,840
                                                 ------------------    --------------------   ---------------      ----------------

DEFERRED CHARGES AND OTHER ASSETS
Goodwill                                                       150                                                             150
Regulatory assets                                              224                       0                                     224
Other                                                          248                     520                                     769
                                                 ------------------    --------------------   ---------------      ----------------
                                                               622                     520                 -                 1,143
                                                 ------------------    --------------------   ---------------      ----------------

TOTAL ASSETS                                               $18,415                  $6,379             4,265               $29,059
                                                 ==================    ====================   ===============      ================

                                           DOMINION RESOURCES, INC. AND SUBSIDIARY COMPANIES
                                              UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                                          September 30, 1999
                                                             (in millions)



                                                              DRI              CNG           Pro Forma             Pro Forma
                                                         As Reported       As Reported      Adjustments            Combined
                                                         -------------    --------------    -------------         ------------

                  LIABILITIES AND
                SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Securities due within one year                              $639               $21                                   660
     Short-term debt                                              910               560           $3,787 (A)            5,257
     Accounts payable                                             815               312                                 1,127
     Commodity contract liabilities                               328                                                     328
     Accrued taxes                                                232                41                                   273
     Other                                                        422               255                                   677
                                                         -------------    --------------    -------------         ------------
                                                                3,346             1,189            3,787                8,322
                                                         -------------    --------------    -------------         ------------

LONG-TERM DEBT                                                  6,857             1,763                                 8,620
                                                         -------------    --------------    -------------         ------------

DEFERRED CREDITS AND OTHER LIABILITIES
     Deferred income taxes                                      1,634               818              228 (D3)           2,680
     Investment tax credits                                       151                23                                   174
     Other                                                        231               233                                   464
                                                         -------------    --------------    -------------         ------------
                                                                2,016             1,074              228                3,318
                                                         -------------    --------------    -------------         ------------

     Total liabilities                                         12,219             4,026            4,015               20,260
                                                         -------------    --------------    -------------         ------------

MINORITY INTEREST                                                 297                                                     297
                                                         -------------    --------------    -------------         ------------

OBLIGATED MANDITORILY REDEEMABLE PREFERRED
SECURITIES OF SUBSIDIARY TRUSTS
                                                                  385                                                     385
                                                         -------------    --------------    -------------         ------------
PREFERRED STOCK:
     Subject to mandatory redemption                                -                                                       0
                                                         -------------    --------------    -------------         ------------
     Not subject to mandatory redemption                          509                                                     509
                                                         -------------    --------------    -------------         ------------

COMMON SHAREHOLDERS' EQUITY
     Common stock                                               3,779               264            2,339 (B,C, E)       6,382
     Retained earnings                                          1,245             1,523          (1,523)  (E)           1,245
     Accumulated other comprehensive income                      (35)               (1)                1  (E)            (35)
     Other paid in capital                                         16               567            (567)  (E)              16
                                                         -------------    --------------    -------------         ------------
                                                                5,005             2,353              250                7,608
                                                         -------------    --------------    -------------         ------------
               TOTAL LIABILITIES AND
                SHAREHOLDERS' EQUITY                          $18,415            $6,379           $4,265              $29,059
                                                         =============    ==============    =============         ============

TOTAL SHORT TERM DEBT ISSUED                                          SCHEDULE A

                                          9/30/99           in millions
CNG share cash out                    $2,556,066,761                2,556 Sch.B
DRI stock buy back                    $1,231,192,415                1,231 Sch.C
                                      -----------------     -----------------
Total Short Term Debt Issued          $3,787,259,177               $3,787
                                      =================     =================

ACQUISITION OF CNG SHARES                                             SCHEDULE B

                                                                    9/30/1999
                                                                ---------------
CNG shares outstanding                                              95,948,452
      times exchange ratio                                               0.912
                                                                ---------------
      Pro forma shares                                              87,504,988
                                                                ===============

      times share value                                                 $39.96
                                                                ---------------
      Value of CNG shares converted                             $3,834,100,142
                                                                ===============
      in millions                                                        3,834


CNG shares outstanding                                              95,948,452
      Times cash out                                                     26.64
                                                                ---------------
      Total cash out                                            $2,556,066,761
                                                                ===============
      in millions                                                        2,556

      Total                                                              6,390

CASH REQUIREMENTS FOR DRI STOCK BUYBACK                             SCHEDULE  C

DRI Stock Repurchase
                                                                  9/30/99
DRI shares outstanding                                            190,882,545
         times 15%                                                        15%
         times share price                                                $43
                                                               ---------------
         Cash required                                         $1,231,192,415
                                                               ===============
in  millions                                                            1,231

                                                                      APPENDIX C


Dominion Resources/ CNG Merger Pro Forma


                                       DRI                                 CNG
                                   As Reported       % of Total        As Reported      % of Total       Proforma        % of Total
                                   -----------       ----------        -----------      ----------       --------        ----------
Capital structure at 9/30/99

Debt (Inc. Short Term)               $   8,406            58.8%         $  2,344          49.9%            14,537            63.1%
Preferred Securities                       894             6.2%                -           0.0%               894             3.9%
Mandatory Convertibles                       -             0.0%                -           0.0%                 -             0.0%
Common Equity                            5,005            35.0%            2,353          50.1%             7,608            33.0%
                                   -----------       ----------        -----------      ----------       --------        ----------
Total                                   14,305           100.0%            4,697         100.0%            23,039           100.0%
                                   ===========       ==========        ===========      ==========       ========        ==========

VIRGINIA POWER
CAPITALIZATION AT SEPTEMBER 30, 1999
(dollar amounts in $000's)

Preferred securities of subsidiary trust                                                $135,000
Preferred stock not subject to mandatory redemption.                                     509,014
Common stock                                                                           2,737,407
Other paid in capital                                                                     16,887
Retained earnings                                                                      1,059,386
                                                                               ------------------
                                                                                       4,457,694
                                                                               ------------------
Long-term debt                                                                         3,486,701
                                                                               ------------------
                                                                                       7,944,395
                                                                               ------------------

Debt ratio                                                                                 43.9%


Excludes:    current maturities on LTD & Preferred Stock                                 377,419
             short term debt                                                             257,627
             capital leases - noncurrent                                                  30,490
             capital leases - current                                                      9,931



                                                                                   CNG
                                           System                                Trans-       East
 Capitalization at September 30, 1999    Consolidated    Parent     Corporate    mission      Ohio      Peoples       VNG
--------------------------------------   ------------  ----------   ---------  ----------   --------   --------   ---------
 Common stock                               $263,858     $263,858         $10    $601,000   $237,968   $183,535    $148,697
 Capital in excess of par value              567,329      527,364           -       2,254     19,975          -      57,603
 Retained earnings                         1,523,280    1,527,427           -     116,545    170,919     60,455     (5,974)
 Treasury stock, at cost                     (1,206)      (1,206)           -           -          -          -           -
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
     Common stockholders' equity           2,353,261    2,317,443          10     719,799    428,862    243,990     200,326
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
*Long-term debt
   Long-term notes payable to
     Parent Company                                -            -       3,672     343,252    245,700    132,605      79,000
   Other                                   1,763,015    1,763,015           -           -          -          -           -
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
     Total long-term debt                  1,763,015    1,763,015       3,672     343,252    245,700    132,605      79,000
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
                                         ============  ==========   =========  ==========   ========   ========   =========
     Total capitalization                 $4,116,276   $4,080,458      $3,682  $1,063,051   $674,562   $376,595    $279,326
                                         ============  ==========   =========  ==========   ========   ========   =========

     Debt ratio                                42.8%        43.2%       99.7%       32.3%      36.4%      35.2%       28.3%

*Excludes: commercial paper                  560,338            -           -           -          -          -           -
           Current maturities on LTD          21,375            -         240       2,077        690        511           -
           System money pool                       -    (948,261)     118,627      33,251    260,957     66,711      69,424

                                          Products &     Field      Main Pass   Main Pass      CNG       Power        CNG
 Capitalization at September 30, 1999      Services     Services       Gas         Oil       Retail    Services   Internat'l
--------------------------------------   ------------  ----------   ---------  ----------   --------   --------   ---------
 Common stock                                 $3,990      $13,670          $-          $-     $6,000    $15,520    $238,550
 Capital in excess of par value                    -            -          10          10          -          -           -
 Retained earnings                           (2,431)       10,789       2,927       3,160    (9,908)   (18,187)    (11,779)
 Treasury stock, at cost                           -            -           -           -          -          -           -
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
   Common stockholders' equity                 1,559       24,459       2,937       3,170    (3,908)    (2,667)     226,771
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
*Long-term debt
   Long-term notes payable to
     Parent Company                                -            -           -           -          -          -      15,000
   Other                                           -            -           -           -          -          -           -
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
     Total long-term debt                          -            -           -           -          -          -      15,000
                                         ------------  ----------   ---------  ----------   --------   --------   ---------
                                         ============  ==========   =========  ==========   ========   ========   =========
     Total capitalization                     $1,559      $24,459      $2,937      $3,170   $(3,908)   $(2,667)    $241,771
                                         ============  ==========   =========  ==========   ========   ========   =========

     Debt ratio                                 0.0%         0.0%        0.0%        0.0%       0.0%       0.0%        6.2%

*Excludes: commercial paper                        -            -           -     -                -          -           -
           current maturities on LTD               -            -           -           -          -          -           -
           system money pool                       -       10,792      25,594      12,775     20,085      2,261      12,133



                                                           CNG        CNG
 Capitalization at September 30, 1999           Hope    Producing    Power
--------------------------------------        -------   ---------  --------
 Common stock                                 $40,900   $326,000    $22,460
 Capital in excess of par value                     -          -          -
 Retained earnings                             10,233    220,285     15,981
 Treasury stock, at cost                            -          -          -
                                              -------   ---------  --------
     Common stockholders' equity               51,133    546,285     38,441
                                              -------   ---------  --------
*Long-term debt
   Long-term notes payable to
     Parent Company                            33,204    324,675          -
   Other                                            -          -          -
                                              -------   ---------  --------
     Total long-term debt                      33,204    324,675          -
                                              -------   ---------  --------
                                              =======   =========  ========
     Total capitalization                     $84,337   $870,960    $38,441
                                              =======   =========  ========

     Debt ratio                                 39.4%      37.3%       0.0%

*Excludes: commercial paper                         -          -          -
           Current maturities on LTD              224      4,450          -
           System money pool                   35,935    318,890   (34,405)


 Capitalization at September 30, 1999           LNG      Research     Coal   Financial
--------------------------------------        -------   ---------  --------  --------
 Common stock                                  $1,000    $15,580    $22,360       $50
 Capital in excess of par value                     -          -          -         -
 Retained earnings                                 96   (15,501)   (15,548)      (14)
 Treasury stock, at cost                            -          -          -         -
                                              -------   ---------  --------  --------
   Common stockholders' equity                  1,096         79      6,812        36
                                              -------   ---------  --------  --------
*Long-term debt
   Long-term notes payable to
     Parent Company                                 -          -          -         -
   Other                                            -          -          -         -
                                              -------   ---------  --------  --------
     Total long-term debt                           -          -          -         -
                                              -------   ---------  --------  --------
                                              =======   =========  ========  ========
     Total capitalization                      $1,096        $79     $6,812       $36
                                              =======   =========  ========  ========

     Debt ratio                                  0.0%       0.0%       0.0%      0.0%

*Excludes: commercial paper                         -          -          -         -
           current maturities on LTD                -          -          -         -
           system money pool                  (1,068)       (40)    (3,661)         -

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